1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 2, 2012	By /s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing

Company Limited

Financial Statements for the

Nine Months Ended September 30, 2012 and 2011 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of September 30, 2012 and 2011, and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also reviewed, in accordance with Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the nine months ended September 30, 2012 and 2011 on which we have issued an unqualified review report.

October 23, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

BALANCE SHEETS

SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

(Reviewed, Not Audited)

	2012		2011
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$76,017,828	9	$67,150,733	9
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	48,169	-	583,010	-
Available-for-sale financial assets (Notes 2, 6 and 23)	1,624,700	-	2,735,777	1
Held-to-maturity financial assets (Notes 2, 7 and 23)	700,271	-	250,165	-
Receivables from related parties (Notes 3 and 24)	44,121,922	5	28,680,784	4
Notes and accounts receivable (Note 3)	20,527,231	3	21,894,123	3
Allowance for doubtful receivables (Notes 2, 3 and 8)	(483,848)	-	(485,120)	-
Allowance for sales returns and others (Notes 2 and 8)	(6,628,904)	(1)	(5,916,289)	(1)
Other receivables from related parties (Notes 3 and 24)	241,240	-	1,491,316	-
Other financial assets	106,490	-	279,163	-
Inventories (Notes 2 and 9)	30,805,123	4	23,262,847	3
Deferred income tax assets (Notes 2 and 17)	2,374,646	-	918,938	-
Prepaid expenses and other current assets	2,000,563	-	1,730,515	1

Total current assets	171,455,431	20	142,575,962	20

LONG-TERM INVESTMENTS (Notes 2, 7, 10, 11 and 23)
Investments accounted for using equity method	132,018,796	15	124,251,210	17
Held-to-maturity financial assets	701,435	-	1,404,002	-
Financial assets carried at cost	483,759	-	497,835	-

Total long-term investments	133,203,990	15	126,153,047	17

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	171,984,186	20	147,429,338	20
Machinery and equipment	1,185,755,623	136	967,085,889	133
Office equipment	15,988,566	2	13,407,880	2

	1,373,728,375	158	1,127,923,107	155
Accumulated depreciation	(891,718,235)	(103)	(779,461,665)	(107)
Advance payments and construction in progress	65,762,701	8	88,918,961	12

Net property, plant and equipment	547,772,841	63	437,380,403	60

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	-	1,567,756	-
Deferred charges, net (Notes 2 and 13)	4,755,321	1	4,674,675	1

Total intangible assets	6,323,077	1	6,242,431	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	8,057,987	1	11,090,792	1
Refundable deposits	2,298,614	-	4,689,418	1
Others (Notes 2 and 24)	931,066	-	1,152,898	-

Total other assets	11,287,667	1	16,933,108	2

TOTAL	$870,043,006	100	$729,284,951	100

		2012		2011
	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

	CURRENT LIABILITIES
	Short-term loans (Note 14)	$29,749,650	3	$36,019,654	5
	Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	4,045	-	173,829	-
	Accounts payable	12,710,320	2	8,103,660	1
	Payables to related parties (Note 24)	3,403,558	-	3,161,048	-
	Income tax payable (Notes 2 and 17)	10,820,869	1	7,680,498	1
	Other payables to related parties (Note 24)	-	-	10,693,900	1
	Accrued profit sharing to employees and bonus to directors (Notes 2 and 19)	8,654,015	1	6,932,701	1
	Payables to contractors and equipment suppliers	32,003,649	4	19,036,040	3
	Accrued expenses and other current liabilities (Note 23)	18,367,679	2	12,029,835	2
	Current portion of bonds payable (Notes 15 and 23)	-	-	4,500,000	1

	Total current liabilities	115,713,785	13	108,331,165	15

	LONG-TERM LIABILITIES
	Bonds payable (Notes 15 and 23)	75,600,000	9	18,000,000	2
	Other long-term payables (Note 23)	54,000	-	-	-

	Total long-term liabilities	75,654,000	9	18,000,000	2

	OTHER LIABILITIES
	Accrued pension cost (Notes 2 and 16)	3,907,065	-	3,830,575	1
	Guarantee deposits	224,965	-	495,013	-

	Total other liabilities	4,132,030	-	4,325,588	1

	Total liabilities	195,499,815	22	130,656,753	18

	CAPITAL STOCK - NT$10 PAR VALUE (Note 19)
	Authorized: 28,050,000 thousand shares
Issued:	25,922,047 thousand shares in 2012
	25,915,149 thousand shares in 2011	259,220,476	30	259,151,492	35

	CAPITAL SURPLUS (Notes 2 and 19)	56,074,435	7	55,689,739	8

	RETAINED EARNINGS (Note 19)
	Appropriated as legal capital reserve	115,820,123	13	102,399,995	14
	Appropriated as special capital reserve	7,606,224	1	6,433,874	1
	Unappropriated earnings	245,605,674	28	181,838,097	25

		369,032,021	42	290,671,966	40

	OTHERS
	Cumulative translation adjustments (Note 2)	(10,052,181)	(1)	(5,586,618)	(1)
	Unrealized gain/loss on financial instruments (Notes 2 and 23)	268,440	-	(1,226,783)	-
	Treasury stock: 1,000 thousand shares (Notes 2 and 21)	-	-	(71,598)	-

		(9,783,741)	(1)	(6,884,999)	(1)

	Total shareholders’ equity	674,543,191	78	598,628,198	82

	TOTAL	$870,043,006	100	$729,284,951	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$376,616,735		$318,455,856

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	6,230,469		3,242,741

NET SALES	370,386,266	100	315,213,115	100

COST OF SALES (Notes 9, 18 and 24)	195,408,944	53	175,237,212	55

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	174,977,322	47	139,975,903	45

REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	(129,569)	-	346,768	-

GROSS PROFIT	174,847,753	47	140,322,671	45

OPERATING EXPENSES (Notes 18 and 24)
Research and development	28,641,998	8	23,347,808	7
General and administrative	12,555,530	3	9,130,402	3
Marketing	1,818,231	-	1,756,516	1

Total operating expenses	43,015,759	11	34,234,726	11

INCOME FROM OPERATIONS	131,831,994	36	106,087,945	34

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	7,410,841	2	3,531,943	1
Interest income	626,009	-	512,604	-
Settlement income (Note 26)	448,275	-	492,870	-
Technical service income (Note 24)	356,971	-	325,505	-
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	117,113	-	782,810	1
Others (Notes 2 and 24)	370,044	-	663,413	-

Total non-operating income and gains	9,329,253	2	6,309,145	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment loss of financial assets (Notes 2, 6 and 23)	$2,677,529	1	$-	-
Interest expense (Note 24)	629,102	-	276,154	-
Impairment loss on idle assets (Note 2)	418,330	-	-	-
Loss on disposal of property, plant and equipment (Notes 2 and 24)	104,430	-	191,120	-
Foreign exchange loss, net (Note 2)	17,001	-	657,798	1
Others (Note 2)	13,053	-	138,653	-

Total non-operating expenses and losses	3,859,445	1	1,263,725	1

INCOME BEFORE INCOME TAX	137,301,802	37	111,133,365	35

INCOME TAX EXPENSE (Notes 2 and 17)	12,712,268	3	8,510,734	2

NET INCOME	$124,589,534	34	$102,622,631	33

	2012		2011
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$5.30	$4.81	$4.29	$3.96

Diluted earnings per share	$5.30	$4.81	$4.29	$3.96

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$124,589,534	$102,622,631
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90,037,204	76,638,870
Unrealized (realized) gross profit from affiliates	129,569	(346,768)
Amortization of premium/discount of financial assets	1,721	9,120
Gain on disposal of available-for-sale financial assets	(37,923)	(35,151)
Loss on disposal of financial assets carried at cost	269	-
Equity in earnings of equity method investees, net	(7,410,841)	(3,531,943)
Cash dividends received from equity method investees	1,688,878	2,941,548
Loss on disposal of property, plant and equipment and other assets, net	93,515	70,696
Impairment loss of financial assets	2,677,529	-
Impairment loss on idle assets	418,330	-
Deferred income tax	2,235,309	478,443
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(29,199)	(417,015)
Receivables from related parties	(19,344,388)	(3,003,144)
Notes and accounts receivable	(632,845)	356,782
Allowance for doubtful receivables	(1,272)	(2,880)
Allowance for sales returns and others	1,741,025	(1,425,155)
Other receivables from related parties	(71,114)	(100,558)
Other financial assets	15,520	139,043
Inventories	(7,951,726)	2,366,196
Prepaid expenses and other current assets	(274,827)	(387,631)
Accounts payable	1,855,509	(2,673,005)
Payables to related parties	207,468	586,598
Income tax payable	173,072	571,629
Accrued profit sharing to employees and bonus to directors	(401,689)	(4,026,768)
Accrued expenses and other current liabilities	5,121,949	(1,489,045)
Accrued pension cost	46,167	66,557

Net cash provided by operating activities	194,876,744	169,409,050

CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed related to spin-off	-	(1,270,340)
Acquisitions of:
Property, plant and equipment	(183,020,856)	(175,162,624)
Investments accounted for using equity method	(2,241,991)	(2,734,568)
Financial assets carried at cost	(1,093)	-

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

Proceeds from return of capital by investees	$450,326	$-
Proceeds from disposal or redemption of:
Available-for-sale financial assets	314,159	1,035,151
Held-to-maturity financial assets	-	4,539,000
Financial assets carried at cost	14,900	-
Property, plant and equipment and other assets	83,739	3,055,991
Increase in deferred charges	(1,079,585)	(1,069,352)
Decrease in refundable deposits	2,193,121	3,949,331
Decrease (increase) in other assets	29,000	(18,200)

Net cash used in investing activities	(183,258,280)	(167,675,611)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	3,823,122	5,111,017
Increase in other payables to related parties	-	10,693,900
Cash dividends	(77,748,668)	(77,730,236)
Proceeds from issuance of bonds	57,600,000	18,000,000
Repayment of bonds	(4,500,000)	-
Decrease in guarantee deposits	(214,067)	(252,874)
Proceeds from exercise of employee stock options	176,456	155,955
Acquisition of treasury stock	-	(71,598)

Net cash used in financing activities	(20,863,157)	(44,093,836)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,244,693)	(42,360,397)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	85,262,521	109,511,130

CASH AND CASH EQUIVALENTS, END OF PERIOD	$76,017,828	$67,150,733

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$630,931	$292,211

Income tax paid	$10,291,304	$7,436,712

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$182,382,575	$153,008,625
Decrease in payables to contractors and equipment suppliers	827,158	22,154,481
Increase in payables to related parties	(188,808)	-
Nonmonetary exchange trade-out price	(69)	(482)

Cash paid	$183,020,856	$175,162,624

(Continued)

Taiwan Semiconductor Manufacturing Company Limited

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

Disposal of property, plant and equipment and other assets	$65,906	$3,173,046
Decrease (increase) in other receivables to related parties	17,902	(116,573)
Nonmonetary exchange trade-out price	(69)	(482)

Cash received	$83,739	$3,055,991

Acquisition of deferred charges	$1,558,245	$1,069,352
Increase in accounts payable	(350,960)	-
Increase in payables to related parties	(14,700)	-
Increase in other long-term payables	(113,000)	-

Cash paid	$1,079,585	$1,069,352

NON-CASH INVESTING AND FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$418,330	$-

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$59,000	$816,379

Current portion of bonds payable	$-	$4,500,000

SUPPLEMENTAL INFORMATION FOR SPIN-OFF BUSINESSES

In August 2011, the Company transferred the solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively. The relevant information about spin-off was as follows:

	TSMC SSL	TSMC Solar	Total

Acquired investments accounted for using equity method	$2,270,000	$11,180,000	$13,450,000

Non-cash items transferred
Current assets	36,050	18,807	54,857
Long-term investments	2,872	7,912,710	7,915,582
Property, plant and equipment	1,929,563	2,372,214	4,301,777
Other assets	234,696	201,677	436,373
Current liabilities	(292,728)	(337,439)	(630,167)
Other liabilities	(36,272)	(25,218)	(61,490)
Capital surplus	-	(56,094)	(56,094)
Unrealized gain/loss on financial instruments	-	(3,298)	(3,298)
Cumulative translation adjustments	256	221,864	222,120

	(1,874,437)	(10,305,223)	(12,179,660)

Cash contributed related to spin-off	$395,563	$874,777	$1,270,340

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, respectively.

On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of September 30, 2012 and 2011, the Company had 32,459 and 29,920 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by corporate bonds, government bonds and short-term commercial paper acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the period.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

The Company’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are deferred until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. While disposing of the treasury stock, the treasury stock shall be reversed, and if the disposal value is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Spin-off

For the Company’s organization realignment, when the Company contributes net assets, including cash, to the newly formed subsidiaries in exchange for all of the shares of those subsidiaries, the net assets transferred are reflected at their net book value without recognizing any gain or loss.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s financial statements as of and for the nine months ended September 30, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting” and it only changes the disclosure of segment reporting due to the adoption. The Company has conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2012	2011

Cash and deposits in banks	$72,643,880	$63,280,563
Repurchase agreements collateralized by corporate bonds	2,534,741	-
Repurchase agreements collateralized by government bonds	439,622	3,089,293
Repurchase agreements collateralized by short-term commercial paper	399,585	780,877

	$76,017,828	$67,150,733

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2012	2011

Trading financial assets

Forward exchange contracts	$45,474	$583,010
Cross currency swap contracts	2,695	-

	$48,169	$583,010

Trading financial liabilities

Forward exchange contracts	$4,045	$66,378
Cross currency swap contracts	-	107,451

	$4,045	$173,829

The Company entered into derivative contracts during the nine months ended September 30, 2012 and 2011 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

September 30, 2012

Sell US$/Buy JPY	October 2012	US$315,000/JPY24,525,215
Sell US$/Buy NT$	October 2012	US$85,000/NT$2,500,880
Sell US$/Buy EUR	October 2012	US$52,421/EUR40,500

September 30, 2011

Sell NT$/Buy US$	October 2011	NT$10,093,875/US$350,000
Sell US$/Buy NT$	October 2011	US$110,000/NT$3,292,775

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2012

October 2012	US$170,000/NT$4,991,030	0.10%-0.11%	-

September 30, 2011

October 2011	US$117,000/NT$3,470,950	1.27%-4.40%	-

For the nine months ended September 30, 2012 and 2011, net gains on derivative financial instruments were NT$117,113 thousand and NT$782,810 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets held by the Company are overseas publicly traded stock. For the nine months ended September 30, 2012, the Company recognized an impairment loss on available-for-sale financial assets of NT$2,677,529 thousand due to the significant decline in fair value.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2012	2011

Corporate bonds	$1,401,706	$1,654,167
Current portion	(700,271)	(250,165)

	$701,435	$1,404,002

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended September 30
	2012	2011

Balance, beginning of period	$485,120	$488,000
Write-off	(1,272)	(2,880)

Balance, end of period	$483,848	$485,120

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended September 30
	2012	2011

Balance, beginning of period	$4,887,879	$7,341,444
Provision	6,230,469	3,242,741
Write-off	(4,489,444)	(4,667,896)

Balance, end of period	$6,628,904	$5,916,289

9.	INVENTORIES

	September 30
	2012	2011

Finished goods	$4,074,123	$4,260,884
Work in process	23,395,624	16,517,292
Raw materials	2,211,453	1,410,292
Supplies and spare parts	1,123,923	1,074,379

	$30,805,123	$23,262,847

Write-down of inventories to net realizable value in the amount of NT$1,144,223 thousand and NT$300,629 thousand, respectively, were included in the cost of sales for the nine months ended September 30, 2012 and 2011.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2012		2011
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$43,089,715	100	$44,274,921	100
TSMC Partners, Ltd. (TSMC Partners)	38,058,989	100	34,888,811	100
TSMC China Company Limited (TSMC China)	16,309,653	100	8,460,740	100
Vanguard International Semiconductor Corporation (VIS)	9,161,979	41	8,918,553	38
TSMC Solar	8,045,131	99	10,847,842	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,253,232	39	6,109,136	39
TSMC North America	3,164,974	100	3,001,878	100
TSMC SSL	2,822,776	95	2,063,176	100
Xintec Inc. (Xintec)	1,573,654	40	1,610,795	40
Global UniChip Corporation (GUC)	1,177,159	35	1,117,076	35
VentureTech Alliance Fund III, L.P. (VTAF III)	1,056,641	50	1,247,111	52
VentureTech Alliance Fund II, L.P. (VTAF II)	654,685	98	1,022,280	98
TSMC Europe B.V. (TSMC Europe)	223,125	100	209,723	100

(Continued)

	September 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Emerging Alliance Fund, L.P. (Emerging Alliance)	$169,756	99	$291,196	99
TSMC Japan Limited (TSMC Japan)	160,799	100	165,630	100
TSMC Guang Neng Investment, Ltd. (TSMC GN)	71,723	100	-	-
TSMC Korea Limited (TSMC Korea)	24,805	100	22,342	100

	$132,018,796		$124,251,210

(Concluded)

In the second half year of 2011, the Company continually increased its investment in TSMC China for the amount of NT$6,759,300 thousand, and the Company has received the approval from the Investment Commission of Ministry of Economic Affairs.

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, in August 2011. Furthermore, the Company adjusted its investment structure by transferring TSMC Lighting North America, Inc. (TSMC Lighting NA) to TSMC SSL and transferring Motech Industries Inc. (Motech), TSMC Solar Europe B.V. (TSMC Solar Europe), TSMC Solar North America, Inc. (TSMC Solar NA) and part of VTAF III to TSMC Solar. As of August 1, 2011, the net book values of the Company’s certain assets, liabilities and shareholders’ equity, including cash, contributed to TSMC SSL and TSMC Solar in exchange for all the shares of TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

In January 2012, the Company invested NT$100,000 thousand and established a wholly-owned subsidiary, TSMC GN, which engages mainly in investment activities. In February 2012, the Company participated directly or through TSMC GN in the issuance of new shares by TSMC SSL and TSMC Solar for cash. As of September 30, 2012, the Company’s percentages of ownership in TSMC SSL and TSMC Solar were 95% and 99%, respectively.

For the nine months ended September 30, 2012 and 2011, equity in earnings of equity method investees was a net gain of NT$7,410,841 thousand and NT$3,531,943 thousand, respectively.

As of September 30, 2012 and 2011, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$16,809,981 thousand and NT$12,574,108 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended September 30
	2012	2011

Balance, beginning of period	$275,584	$2,504,496
Amortizations	(169,943)	(641,656)
Effect of spin-off	-	(1,507,430)

Balance, end of period	$105,641	$355,410

Movements of the difference allocated to goodwill were as follows:

	Nine Months Ended September 30
	2012	2011

Balance, beginning of period	$1,061,885	$1,415,565
Effect of spin-off	-	(353,680)

Balance, end of period	$1,061,885	$1,061,885

11. FINANCIAL ASSETS CARRIED AT COST
	September 30
	2012	2011

Non-publicly traded stocks	$338,584	$338,584
Mutual funds	145,175	159,251

	$483,759	$497,835

12.	PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Balance, End of Period

Cost
Buildings	$149,495,478	$22,513,410	$(24,702)	$-	$171,984,186
Machinery and equipment	984,978,666	202,291,230	(865,831)	(648,442)	1,185,755,623
Office equipment	13,824,434	2,585,681	(421,549)	-	15,988,566

	1,148,298,578	$227,390,321	$(1,312,082)	$(648,442)	1,373,728,375

Accumulated depreciation
Buildings	90,274,267	$6,962,071	$(23,435)	$-	97,212,903
Machinery and equipment	704,885,017	80,380,237	(857,279)	(230,112)	784,177,863
Office equipment	9,581,513	1,167,505	(421,549)	-	10,327,469

	804,740,797	$88,509,813	$(1,302,263)	$(230,112)	891,718,235

Advance payments and construction in progress	110,815,752	$(45,007,746)	$(45,305)	$-	65,762,701

	$454,373,533				$547,772,841

	Nine Months Ended September 30, 2011
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Spin-off	Balance, End of Period

Cost
Buildings	$128,646,942	$20,274,732	$(34,499)	$(388)	$(1,457,449)	$147,429,338
Machinery and equipment	852,733,592	117,352,327	(1,672,870)	(27,279)	(1,299,881)	967,085,889
Office equipment	11,730,537	2,016,312	(299,897)	-	(39,072)	13,407,880

	993,111,071	$139,643,371	$(2,007,266)	$(27,667)	$(2,796,402)	1,127,923,107

Accumulated depreciation
Buildings	81,347,877	$6,648,533	$(11,864)	$(55)	$(25,639)	87,958,852
Machinery and equipment	616,495,207	67,519,124	(1,619,962)	(15,623)	(192,323)	682,186,423
Office equipment	8,762,361	857,053	(299,897)	-	(3,127)	9,316,390

	706,605,445	$75,024,710	$(1,931,723)	$(15,678)	$(221,089)	779,461,665

Advance payments and construction in progress	80,348,673	$13,365,254	$(3,068,502)	$-	$(1,726,464)	88,918,961

	$366,854,299					$437,380,403

No interest was capitalized during the nine months ended September 30, 2012 and 2011.

13.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2012
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Balance, End of Period

Technology license fees	$1,617,310	$-	$(314,765)	$-	$1,302,545
Software and system design costs	2,316,571	1,146,302	(826,983)	(57,438)	2,578,452
Patent and others	785,363	411,943	(380,420)	57,438	874,324

	$4,719,244	$1,558,245	$(1,522,168)	$-	$4,755,321

	Nine Months Ended September 30, 2011
	Balance, Beginning of Period	Additions	Amortization	Effect of Spin-off	Balance, End of Period

Technology license fees	$2,277,832	$10,308	$(502,825)	$-	$1,785,315
Software and system design costs	2,075,935	905,237	(786,921)	(19,392)	2,174,859
Patent and others	1,102,660	153,807	(318,269)	(223,697)	714,501

	$5,456,427	$1,069,352	$(1,608,015)	$(243,089)	$4,674,675

14.	SHORT-TERM LOANS

	September 30
	2012	2011

Unsecured loans:
US$1,015,000 thousand, due in October 2012, and annual interest at 0.42%- 0.65% in 2012; US$1,058,200 thousand and EUR88,725 thousand, due by November 2011, and annual interest at 0.40%-1.50% in 2011	$29,749,650	$36,019,654

15.	BONDS PAYABLE

	September 30
	2012	2011

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$10,500,000
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	7,500,000
Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	10,000,000	-
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	-
Issued in August 2012 and repayable in August 2017, 1.28% interest payable annually	9,900,000	-
Issued in August 2012 and repayable in August 2019, 1.40% interest payable annually	9,000,000	-

(Continued)

	September 30
	2012	2011

Issued in September 2012 and repayable in September 2017, 1.28% interest payable annually	$12,700,000	$-
Issued in September 2012 and repayable in September 2019, 1.39% interest payable annually	9,000,000	-
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	-	4,500,000

	75,600,000	22,500,000
Current portion	-	(4,500,000)

	$75,600,000	$18,000,000

(Concluded)

With the approval from the Financial Supervisory Commission, the Company issued domestic unsecured bonds in the amount of NT$4,400,000 thousand in October 2012.

16.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$878,763 thousand and NT$843,618 thousand for the nine months ended September 30, 2012 and 2011, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$212,742 thousand and NT$226,549 thousand for the nine months ended September 30, 2012 and 2011, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Nine Months Ended September 30
	2012	2011

The Fund
Balance, beginning of period	$3,017,351	$2,835,231
Contributions	163,339	161,157
Interest	26,304	27,083
Payments	(23,078)	(7,339)

Balance, end of period	$3,183,916	$3,016,132

Accrued pension cost
Balance, beginning of period	$3,860,898	$3,824,601
Accruals	46,167	66,557
Effect of spin-off	-	(60,583)

Balance, end of period	$3,907,065	$3,830,575

17.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Nine Months Ended September 30
	2012	2011

Income tax expense based on “income before income tax” at statutory rate (17%)	$23,341,306	$18,892,672
Tax effect of the following:
Tax-exempt income	(7,327,600)	(10,599,946)
Temporary and permanent differences	(1,901,636)	(948,657)
Additional income tax under Alternative Minimum Tax Act	-	116,718
Additional tax at 10% on unappropriated earnings	4,186,013	6,259,344
Income tax credits used	(7,898,861)	(6,259,344)

Income tax currently payable	$10,399,222	$7,460,787

b.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2012	2011

Income tax currently payable	$10,399,222	$7,460,787
Income tax adjustments on prior years	48,609	464,078
Other income tax adjustments	29,128	107,426
Net change in deferred income tax assets
Investment tax credits	6,092,545	2,367,900
Temporary differences	(528,448)	229,708
Valuation allowance	(3,328,788)	(2,118,272)
Effect of spin-off	-	(893)

Income tax expense	$12,712,268	$8,510,734

c.	Deferred income tax assets consisted of the following:

	September 30
	2012	2011
Current deferred income tax assets
Investment tax credits	$492,501	$-
Temporary differences
Allowance for sales returns and others	795,468	502,885
Unrealized loss on financial instruments, net	359,110	288,760
Unrealized loss on inventories	337,742	-
Others	389,825	127,293

	$2,374,646	$918,938

Noncurrent deferred income tax assets
Investment tax credits	$13,594,914	$19,607,314
Temporary differences
Depreciation	1,177,836	1,829,967
Others	294,540	188,001
Valuation allowance	(7,009,303)	(10,534,490)

	$8,057,987	$11,090,792

Under the Article 10 of the Statute for Industrial Innovation (SII), effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

Under the Income Basic Tax Act amended in August 2012, effective on January 1, 2013, when calculating the security transaction income for the securities held for more than three years as regulated under Article 4-1 of the Income Tax Act, an enterprise could deduct the security transaction losses for the securities held for more than three years. If there is any net gain from the security transactions for the year, 50% of such amount will be exempted from income taxes in the current year; however, if there is a net loss, such loss, after the assessment of the tax authorities, can be carried forward over the next five years to offset the security income generated from the sale of the securities held for more than three years. In addition, the standard deduction and the tax rate were amended to be NT$500 thousand and 12%, respectively. The amendments are effective in 2013. The Company has evaluated the impact from above amendments and adjusted the deferred tax assets with the resulting differences recorded as income tax expense for the nine months ended September 30, 2012.

d.	Integrated income tax information:

The balance of the imputation credit account as of September 30, 2012 and 2011 was NT$8,136,884 thousand and NT$4,016,138 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2011 and 2010 were 6.69% and 4.96%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2012, investment tax credits consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading	Purchase of machinery and	$6,503,274	$6,503,274	2013
Industries	equipment	7,006,655	7,006,655	2014
		482,351	482,351	2015

		$13,992,280	$13,992,280

Statute for Upgrading	Research and development	$1,148,374	$-	2012
Industries	expenditures	4,706,569	95,135	2013

		$5,854,943	$95,135

Statute for Upgrading	Personnel training expenditures	$17,391	$-	2012

Industries

Statute for Industrial	Research and development	$2,121,662	$-	2012

Innovation	expenditures

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
Construction and expansion of 2006	2011 to 2015

h.	The tax authorities have examined income tax returns of the Company through 2009. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2012
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$20,507,961	$14,398,187	$34,906,148
Labor and health insurance	1,069,830	655,738	1,725,568
Pension	689,476	402,029	1,091,505
Meal	499,937	219,643	719,580
Welfare	193,499	116,380	309,879
Others	29,616	44,087	73,703

	$22,990,319	$15,836,064	$38,826,383

Depreciation	$80,855,320	$7,654,493	$88,509,813

Amortization	$973,207	$548,961	$1,522,168

	Nine Months Ended September 30, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$17,952,195	$12,634,100	$30,586,295
Labor and health insurance	930,786	531,192	1,461,978
Pension	681,369	388,798	1,070,167
Meal	486,450	202,667	689,117
Welfare	175,648	101,976	277,624
Others	33,348	27,488	60,836

	$20,259,796	$13,886,221	$34,146,017

Depreciation	$70,045,124	$4,971,754	$75,016,878

Amortization	$1,044,257	$563,758	$1,608,015

19.	SHAREHOLDERS’ EQUITY

As of September 30, 2012, 1,091,702 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,458,511 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	September 30
	2012	2011

Additional paid-in capital	$23,892,456	$23,734,158
From merger	22,804,510	22,805,390
From convertible bonds	8,892,847	8,893,190
From long-term investments	484,567	256,946
Donations	55	55

	$56,074,435	$55,689,739

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.

Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$8,333,282 thousand and NT$6,887,967 thousand for the nine months ended September 30, 2012 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2011 and 2010 had been approved in the shareholders’ meetings held on June 12, 2012 and June 9, 2011, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal capital reserve	$13,420,128	$16,160,501
Special capital reserve	1,172,350	5,120,827
Cash dividends to shareholders	77,748,668	77,730,236	$3.00	$3.00

	$92,341,146	$99,011,564

The Company’s profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand in cash for 2010, respectively, had been approved in the shareholders’ meeting held on June 12, 2012 and June 9, 2011, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 14, 2012 and February 15, 2011 and same amount had been charged against earnings of 2011 and 2010, respectively.

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TWSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2012.

Information about outstanding options for the nine months ended September 30, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Nine months ended September 30, 2012

Balance, beginning of period	14,293	$31.4
Options exercised	(5,825)	30.3
Options canceled	(135)	34.6

Balance, end of period	8,333	32.6

Nine months ended September 30, 2011

Balance, beginning of period	21,437	$31.4
Options exercised	(5,071)	30.8

Balance, end of period	16,366	31.8

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of September 30, 2012, information about outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.2-$28.3	5,569	0.6	$ 26.0
38.0- 50.1	2,764	2.2	45.8

	8,333	1.1	32.6

As of September 30, 2012, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2012 and 2011. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the valuation assumptions at the various grant dates and pro forma results of the Company for the nine months ended September 30, 2012 and 2011 would have been as follows:

Valuation assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Nine Months Ended September 30
	2012	2011

Net income:
Net income as reported	$124,589,534	$102,622,631
Pro forma net income	124,442,977	102,618,784

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$4.81	$3.96
Pro forma basic EPS	4.80	3.96
Diluted EPS as reported	4.81	3.96
Pro forma diluted EPS	4.80	3.96

21.	TREASURY STOCK

	(Shares in Thousands)

Purpose of Treasury Stock	Number of Shares, Beginning of Period	Addition	Number of Shares, End of Period

Nine months ended September 30, 2011

Shareholders executed the appraisal right	-	1,000	1,000

In August 2011, at the option of the shareholders of the Company, certain shareholders requested the Company to buy back their shares pursuant to the Company Law. As of September 30, 2011, the book value and market value of treasury stock were NT$71,598 thousand and NT$69,998 thousand, respectively. These shares were subsequently retired in November 2011.

22.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Nine months ended September 30, 2012

Basic EPS
Earnings available to common shareholders	$137,301,802	$124,589,534	25,919,899	$5.30	$4.81

Effect of dilutive potential common shares	-	-	7,139

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$137,301,802	$124,589,534	25,927,038	$5.30	$4.81

(Continued)

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Nine months ended September 30, 2011

Basic EPS
Earnings available to common shareholders	$111,133,365	$102,622,631	25,913,755	$4.29	$3.96

Effect of dilutive potential common shares	-	-	10,178

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$111,133,365	$102,622,631	25,923,933	$4.29	$3.96

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2012		2011
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$48,169	$48,169	$583,010	$583,010
Available-for-sale financial assets	1,624,700	1,624,700	2,735,777	2,735,777
Held-to-maturity financial assets	1,401,706	1,414,407	1,654,167	1,682,068
Financial assets carried at cost	483,759	-	497,835	-

Liabilities

Financial liabilities at fair value through profit or loss	4,045	4,045	173,829	173,829
Bonds payable (including current portion)	75,600,000	75,940,020	22,500,000	22,561,211
Other long-term payables (including current portion)	113,000	113,000	816,379	816,379

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)

The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.

c.

Valuation gains/losses arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as net gains of NT$44,124 thousand and NT$409,181 thousand for the nine months ended September 30, 2012 and 2011, respectively.

d.

As of September 30, 2012 and 2011, financial assets exposed to fair value interest rate risk were NT$1,449,875 thousand and NT$2,237,177 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$105,353,695 thousand and NT$58,693,483 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the nine months ended September 30, 2012 and 2011 were as follows:

	Nine Months Ended September 30, 2012
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total

Balance, beginning of period	$(1,508,301)	$335,446	$(1,172,855)
Recognized directly in shareholders’ equity	(562,968)	(186,610)	(749,578)
Removed from shareholders’ equity and recognized in earnings	2,190,873	-	2,190,873

Balance, end of period	$119,604	$148,836	$268,440

	Nine Months Ended September 30, 2011
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total

Balance, beginning of period	$(395,306)	$504,595	$109,289
Recognized directly in shareholders’ equity	(1,035,704)	(261,919)	(1,297,623)
Removed from shareholders’ equity and recognized in earnings	(35,151)	-	(35,151)
Effect of spin-off	-	(3,298)	(3,298)

Balance, end of period	$(1,466,161)	$239,378	$(1,226,783)

f.	Information about financial risks

1)

Market risk.    The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities and the fluctuations in market prices will result in changes in fair values of overseas publicly traded stock.

2)

Credit risk.    Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)

Liquidity risk.    The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)

Cash flow interest rate risk.    The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Subsidiaries

TSMC North America

TSMC China

TSMC Europe

TSMC Japan

TSMC Global

b.	Investees

Xintec (holding a controlling financial interest)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

GUC (accounted for using the equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology, Inc. (TSMC Technology)

TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investees

VisEra Technology Company, Ltd. (VisEra) (accounted for using the equity method)

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2012		2011
	Amount	%	Amount	%

For the nine months ended September 30

Sales
TSMC North America	$238,620,510	63	$175,631,354	55
Others	3,810,675	1	3,003,084	1

	$242,431,185	64	$178,634,438	56

Purchases
TSMC China	$11,401,736	26	$7,576,707	20
WaferTech	6,009,695	14	5,753,541	16
VIS	3,295,850	8	4,313,015	12
SSMC	2,759,305	6	2,963,867	8
Others	-	-	126,405	-

	$23,466,586	54	$20,733,535	56

Manufacturing expenses
Xintec (outsourcing and rent)	$126,170	-	$234,394	-
VisEra (outsourcing)	12,437	-	12,807	-
VIS (rent)	-	-	5,902	-
Others	230	-	-	-

	$138,837	-	$253,103	-

Research and development expenses
TSMC Technology (primarily consulting fee)	$549,422	2	$379,328	2
TSMC Canada (primarily consulting fee)	159,156	1	134,611	1
TSMC Europe (primarily consulting fee)	37,138	-	32,781	-
VIS (rent)	-	-	1,984	-
Others	14,058	-	27,432	-

	$759,774	3	$576,136	3

Marketing expenses - commission
TSMC Europe	$253,956	14	$278,938	16
TSMC Japan	211,785	11	204,379	11
TSMC China	52,033	3	48,001	3
Others	16,399	1	15,239	1

	$534,173	29	$546,557	31

	2012		2011
	Amount	%	Amount	%

Sales of property, plant and equipment and other assets
TSMC China	$45,982	70	$2,691,880	85
VisEra	9,000	13	-	-
WaferTech	-	-	72,880	2
VIS	-	-	36,008	1
Others	10	-	253	-

	$54,992	83	$2,801,021	88

Purchases of property, plant and equipment and other asset
TSMC China	$68,455	-	$70,491	-
GUC	21,768	-	-	-
Others	7,961	-	-	-

	$98,184	-	$70,491	-

Non-operating income and gains
VIS (primarily technical service income)	$190,436	2	$179,067	3
SSMC (primarily technical service income)	163,122	2	160,376	2
TSMC China (primarily technical service income and gains on disposal of property, plant and equipment)	510	-	99,973	2
Others	12,887	-	3,716	-

	$366,955	4	$443,132	7

Non-operating expenses and losses
TSMC China (losses on disposal of property, plant and equipment)	$14,025	-	$-	-

As of September 30

Receivables
TSMC North America	$43,302,832	98	$28,158,589	98
Others	819,090	2	522,195	2

	$44,121,922	100	$28,680,784	100

Other receivables
VIS	$102,169	42	$85,453	6
TSMC North America	78,243	33	22,451	2
SSMC	54,975	23	47,921	3
TSMC China	508	-	1,318,300	88
Others	5,345	2	17,191	1

	$241,240	100	$1,491,316	100

	2012		2011
	Amount	%	Amount	%

Payables
TSMC China	$1,593,552	47	$878,485	28
WaferTech	716,484	21	657,374	21
VIS	382,552	11	1,011,671	32
SSMC	377,033	11	342,654	11
Others	333,937	10	270,864	8

	$3,403,558	100	$3,161,048	100

Other assets (deferred credits)
TSMC China	$(12,532)	1	$9,048	1
VisEra	(1,006)	-	-	-
Others	(9)	-	-	-

	$(13,547)	1	$9,048	1

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses. The lease expired in June 2011.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses. The lease expired in April 2011.

The Company deferred the disposal gains/losses (classified under other assets and deferred credits) derived from sales of property, plant and equipment and other assets to TSMC China, VisEra and others, and then recognized such gains/losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.

The Company borrowed funds from related parties (classified under other payables to related parties). Additional disclosures consisted of the following:

	Nine Months Ended September 30, 2012
Financing Name	Maximum Balance	Ending Balance	Interest Rate	Interest Expense	Interest Payable

TSMC Global	$5,862,000	$-	0.3911%	$4,870	$-

	Nine Months Ended September 30, 2011
Financing Name	Maximum Balance	Ending Balance	Interest Rate	Interest Expense	Interest Payable

TSMC Global	$24,684,000	$10,693,900	0.3544%	$19,771	$20,398

25.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2012 to July 2032 and can be renewed upon expiration.

As of September 30, 2012, future lease payments were as follows:

Year	Amount

2012 (4th quarter)	$128,258
2013	485,239
2014	468,057
2015	457,737
2016	447,573
2017 and thereafter	4,066,307

$6,053,171

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of September 30, 2012, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

c.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

d.

In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

e.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing several U.S. patents. The outcome of the case cannot be determined at this time.

f.

The Company joined the Customer Co-Investment Program of ASML Holding N.V. (ASML) and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. Both parties also signed the research and development funding agreement and the Company will provide EUR277,000 thousand to ASML’s research and development programs from 2013 to 2017.

27.	SPIN-OFF BUSINESS INFORMATION

To foster a stronger sense of corporate entrepreneurship and facilitate business specializations in order to strengthen overall profitability and operational efficiency, the Company transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC SSL and TSMC Solar, on August 1, 2011. As of August 1, 2011, the net book values transferred to TSMC SSL and TSMC Solar amounted to NT$2,270,000 thousand and NT$11,180,000 thousand, respectively.

The book values of transferred assets and liabilities were as follows:

	TSMC SSL	TSMC Solar	Total

Current assets	$431,613	$893,584	$1,325,197
Long-term investments	2,872	7,912,710	7,915,582
Property, plant and equipment	1,929,563	2,372,214	4,301,777
Other assets	234,696	201,677	436,373
Current liabilities	(292,728)	(337,439)	(630,167)
Other liabilities	(36,272)	(25,218)	(61,490)
Capital surplus	-	(56,094)	(56,094)
Unrealized gain/loss on financial instruments	-	(3,298)	(3,298)
Cumulative translation adjustments	256	221,864	222,120

	$2,270,000	$11,180,000	$13,450,000

28.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	September 30
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$2,377,871	29.31	$1,785,057	30.554
EUR	72,500	37.82	125,219	41.56
JPY	9,536,181	0.3776	21,473,431	0.3996
Non-monetary items
HKD	429,815	3.78	697,902	3.92
Investments accounted for using equity method
USD	3,145,905	29.31	2,964,545	30.554
EUR	5,900	37.82	5,046	41.56
JPY	425,844	0.3776	414,489	0.3996
RMB	3,535,149	4.62	1,765,780	4.81

Financial liabilities

Monetary items
USD	1,905,536	29.31	1,909,980	30.554
EUR	84,527	37.82	127,408	41.56
JPY	30,136,800	0.3776	22,731,973	0.3996

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

29.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Do not meet the criteria for hedge accounting

1)	TSMC China

TSMC China entered into forward exchange contracts during the nine months ended September 30, 2012 to manage exposures due to foreign exchange rate fluctuations. No forward exchange contract was outstanding as of September 30, 2012

For the nine months ended September 30, 2012, net losses arising from forward exchange contracts of TSMC China amounted to NT$1,225 thousand.

2)	Xintec

Xintec entered into forward exchange contracts during the nine months ended September 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell US$/Buy NT$	October 2012 to December 2012	US$21,190/NT$630,894

For the nine months ended September 30, 2012, net gains arising from forward exchange contracts of Xintec amounted to NT$15,051 thousand.

3)	TSMC Partners

TSMC Partners entered into forward exchange contracts during the nine months ended September 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell RMB/Buy US$	October 2012	RMB685,056/US$108,000

For the nine months ended September 30, 2012, net losses arising from forward exchange contracts of TSMC Partners amounted to NT$56,096 thousand.

4)	TSMC Solar

TSMC Solar entered into derivative contracts during the nine months ended September 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell NT$/Buy US$	October 2012 to November 2012	NT$380,532/US$12,700
Sell NT$/Buy JPY	October 2012	NT$23,915/JPY63,000
Sell NT$/Buy EUR	October 2012	NT$7,684/EUR200

Outstanding cross currency swap contracts as of September 30, 2012 consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

October 2012	NT$833,013/US$28,280	-	0.04%-0.05%

For the nine months ended September 30, 2012, net losses arising from derivative financial instruments of TSMC Solar amounted to NT$24,531 thousand.

5)	TSMC SSL

TSMC SSL entered into derivative contracts during the nine months ended September 30, 2012 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell NT$/Buy US$	October 2012	NT$68,880/US$2,300
Sell NT$/Buy JPY	October 2012 to November 2012	NT$125,102/JPY330,000

No cross currency swap contract was outstanding as of September 30, 2012

For the nine months ended September 30, 2012, net losses arising from derivative financial instruments of TSMC SSL amounted to NT$6,470 thousand.

Meet the criteria for hedge accounting

1)	Xintec

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. The interest rate swap contract of Xintec was due in August 2012.

For the nine months ended September 30, 2012, the adjustment for current period to shareholder’s equity amounted to a net gain of NT$5 thousand for the above Xintec’s interest rate swap contract. The amount removed from shareholder’s equity and recognized as a loss amounted to NT$227 thousand.

2)	TSMC Global

TSMC Global monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, TSMC Global seeks to reduce the effects of future cash flow related exchange rate exposures by primarily using derivative financial instruments.

TSMC Global entered into derivative contracts during the nine months ended September 30, 2012 to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity transaction. Outstanding forward exchange contracts as of September 30, 2012 consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

Sell US$/Buy EUR	October 2012	US$257,759/EUR200,000

Hedged Item	Hedging Financial Instrument	Fair Value September 30, 2012	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

Expected equity transaction	Forward exchange contract	$28,189	2012	2015 and thereafter

For the nine months ended September 30, 2012, the adjustment for current period to shareholder’s equity accounted to a net gain of NT$28,189 thousand for the above TSMC Global’s forward exchange contract.

k.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee:    Please see Table 8 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports:    Please see Note 24.

30.	OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

31.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The financial statements were approved by the management on October 23, 2012.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

															Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 3)
No.	Financing Company	Counter -party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value

1	TSMC Partners	TSMC China	Other receivables from related parties	$ (US$	7,327,500 250,000)	$ (US$	7,327,500 250,000)	$ (US$	5,275,800 180,000)	0.25%-0.26%	The need for short- term financing	$-	Purchase equipment	$-	-	$-	$38,059,496 (Note 1)	$38,059,496
		TSMC Solar	Other receivables from related parties	(US$	1,172,400 40,000)		-		-	-	The need for short- term financing	-	Operating capital	-	-	-	15,223,798 (Note 1)	38,059,496
		TSMC SSL	Other receivables from related parties	(US$	879,300 30,000)	(US$	879,300 30,000)		-	-	The need for short- term financing	-	Operating capital	-	-	-	15,223,798 (Note 1)	38,059,496
2	TSMC Development	TSMC Solar	Other receivables from related parties	(US$	2,344,800 80,000)	(US$	2,344,800 80,000)	(US$	1,099,125 37,500)	0.21%	The need for short- term financing	-	Operating capital	-	-	-	5,111,393 (Notes 1 and 5)	12,778,483 (Note 5)
3	TSMC Global	TSMC	Other receivables from related parties	(US$	5,862,000 200,000)		-		-	-	The need for short- term financing	-	Support the parent company’s short-term operation requirement	-	-	-	43,089,715 (Note 2)	43,089,715

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners and TSMC Development, respectively. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC. However, financing limits for those subsidiaries shall be no more than forty percent (40%) of the lender’s net worth.

Note 2:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions.

Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners, TSMC Development and TSMC Global, respectively.

Note 4:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

Note 5:	The amount was determined based on the reviewed financial statements in accordance with local accounting principles.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2012				Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	-	Held-to-maturity financial assets	-	$ 1,099,841	N/A	$ 1,111,222
	China Steel Corporation	-	〃	-	301,865	N/A	303,185

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	1,508,122	1,624,700	5	1,624,700
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	43,089,715	100	43,089,715
	TSMC Partners	Subsidiary	〃	988,268	38,058,989	100	38,059,496
	VIS	Investee accounted for using equity method	〃	628,223	9,161,979	41	11,370,845
	TSMC Solar	Subsidiary	〃	1,118,000	8,045,131	99	8,032,665
	SSMC	Investee accounted for using equity method	〃	314	6,253,232	39	6,039,249
	TSMC North America	Subsidiary	〃	11,000	3,164,974	100	3,164,974
	TSMC SSL	Subsidiary	〃	430,400	2,822,776	95	2,822,776
	Xintec	Investee with a controlling financial interest	〃	94,950	1,573,654	40	1,573,654
	GUC	Investee accounted for using equity method	〃	46,688	1,177,159	35	5,439,136
	TSMC Europe	Subsidiary	〃	-	223,125	100	223,125
	TSMC Japan	Subsidiary	〃	6	160,799	100	160,799
	TSMC Korea	Subsidiary	〃	80	24,805	100	24,805
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	19,300	193,584	10	359,925
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	105,000	7	337,945
	W.K. Technology Fund IV	-	〃	4,000	40,000	2	35,545

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-	89,916	12	89,916
	Crimson Asia Capital	-	〃	-	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	-	16,309,653	100	16,332,387
	VTAF III	Subsidiary	〃	-	1,056,641	50	1,034,689
	VTAF II	Subsidiary	〃	-	654,685	98	648,615
	Emerging Alliance	Subsidiary	〃	-	169,756	99	169,756
	TSMC GN	Subsidiary	〃	-	71,723	100	71,723

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	4,452,514	20	2,975,843
	TSMC Solar Europe	Subsidiary	〃	-	100,243	100	100,243
	TSMC Solar NA	Subsidiary	〃	1	(736)	100	(736)

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	-	1,627,669	49	1,627,669

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2012						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,890	100		$2,890

TSMC GN	Stock
	TSMC Solar	Investee accounted for using equity method	Investments accounted for using equity method	4,302		30,909	-		30,909
	TSMC SSL	Investee accounted for using equity method	〃	4,680		30,691	1		30,691

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	-	Held-to-maturity financial assets	-	US$	19,995	N/A	US$	20,046

	Stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	581,920	100	US$	581,920
	VisEra Holding Company	Investee accounted for using equity method	〃	43,000	US$	99,406	49	US$	99,406
	TSMC Technology	Subsidiary	〃	1	US$	11,532	100	US$	11,532
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	〃	14,153	US$	8,672	97	US$	8,672
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	〃	787	US$	6,336	97	US$	6,336
	TSMC Canada	Subsidiary	〃	2,300	US$	4,554	100	US$	4,554
	Mcube Inc.	Investee accounted for using equity method	〃	6,333		-	25		-

	Fund
	Shanghai Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	6	US$	5,000

TSMC North America	Stock
	Spansion Inc.	-	Available-for-sale financial assets	270	US$	3,216	-	US$	3,216

TSMC Development	Corporate bond
	GE Capital Corp.	-	Held-to-maturity financial assets	-	US$	19,993	N/A	US$	20,046

	JP Morgan Chase & Co.	-	〃	-	US$	15,000	N/A	US$	15,006

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	290,054	100	US$	290,054

Emerging Alliance	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	46	US$	286	-	US$	286
	Global Investment Holding Inc.	-	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	-	〃	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	Next IO, Inc.	-	Financial assets carried at cost	8	US$	500	-	US$	500
	QST Holdings, LLC	-	〃	-	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	-		-	7		-

VTAF II	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	319	US$	1,976	2	US$	1,976
	Sentelic	-	Financial assets carried at cost	1,806	US$	2,607	9	US$	2,607
	Aether Systems, Inc.	-	〃	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	-	〃	1,267	US$	1,036	3	US$	1,036

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2012						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)
VTAF II	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	-	〃	4,556	US$	4,316	2	US$	4,316
	Cresta Technology Corporation	-	〃	92	US$	28	-	US$	28
	Impinj, Inc.	-	〃	711	US$	1,100	-	US$	1,100
	Next IO, Inc.	-	〃	179	US$	1,219	1	US$	1,219
	Power Analog Microelectronics	-	〃	7,330	US$	3,483	21	US$	3,483
	QST Holdings, LLC	-	〃	-	US$	593	13	US$	593
	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	-		-	31		-

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	14,168	US$	1,373	58	US$	1,373
	InvenSense, Inc.	-	Available-for-sale financial assets	93	US$	1,115	-	US$	1,115
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315
	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	-	〃	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	-	〃	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	〃	4,031	US$	4,810	4	US$	4,810
	Powervation, Ltd.	-	〃	449	US$	7,030	16	US$	7,030
	Stion Corp.	-	〃	8,152	US$	55,474	17	US$	55,474
	Tilera, Inc.	-	〃	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	-	〃	9,340	US$	3,456	4	US$	3,456
	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	-	US$	424	100	US$	424
	VTA Holdings	Subsidiary	〃	-		-	62		-
Growth Fund	Common stock
	Veebeam	-	Financial assets carried at cost	10	US$	25	-	US$	25
ISDF	Common stock
	Integrated Memory Logic, Inc.	-	Available-for-sale financial assets	1,402	US$	4,772	2	US$	4,772
	Memsic, Inc.	-	〃	1,286	US$	2,044	5	US$	2,044
	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$	497	2	US$	497
ISDF II	Common stock
	Memsic, Inc.	-	Available-for-sale financial assets	1,072	US$	1,705	4	US$	1,705
	Alchip Technologies Limited	-	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	-	〃	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	-	〃	745	US$	163	6	US$	163
	Auden Technology MFG. Co., Ltd.	-	〃	1,049	US$	223	3	US$	223
	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	264	US$	455	3	US$	455

(Continued)

				September 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)	Note

Xintec	Capital
	Compositech Ltd.	-	Financial assets carried at cost	587	$ -	3	$ -

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR 2,554	100	EUR 2,554

TSMC Global	Corporate bond
	Aust + Nz Banking Group	-	Held-to-maturity financial assets	20,000	US$ 20,000	N/A	US$ 20,041
	Commonwealth Bank of Australia	-	〃	25,000	US$ 25,000	N/A	US$ 24,871
	Commonwealth Bank of Australia	-	〃	25,000	US$ 25,000	N/A	US$ 24,935
	Deutsche Bank AG London	-	〃	20,000	US$ 19,970	N/A	US$ 20,085
	JP Morgan Chase + Co.	-	〃	35,000	US$ 35,016	N/A	US$ 35,108
	Westpac Banking Corp.	-	〃	25,000	US$ 25,000	N/A	US$ 24,972
	Westpac Banking Corp. 12/12 Frn	-	〃	5,000	US$ 5,000	N/A	US$ 5,003

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter -party	Nature of Relationship	Beginning Balance			Acquisition		Disposal (Note 1)							Ending Balance (Note 2)
					Shares/ Units (In Thousands)	Amount (US$ in Thousands)		Shares/ Units (In Thousands)	Amount (US$ in Thousands)	Share/ Units (In Thousands)	Amount (US$ in Thousands)		Carrying Value (US$ in Thousands)		Gain/Loss on Disposal (US$ in Thousands)		Shares/ Units (In Thousands)	Amount (US$ in Thousands)

TSMC	Stock
	Semiconductor Manufacturing International Corporation	Available-for-sale financial assets	-	-	1,789,493		$2,617,134	-	$-	281,371		$314,159		$276,236		$37,923	1,508,122		$1,624,700
	TSMC SSL	Investments accounted for using equity method	-	Subsidiary	227,000		1,746,893	203,400	2,034,000	-		-		-		-	430,400		2,822,776

	Capital
	TSMC GN	Investments accounted for using equity method	-	Subsidiary	-		-	-	100,000	-		-		-		-	-		71,723

VTAF III	Stock
	InvenSense, Inc.	Available-for-sale financial assets	-	-	796	US$	7,932	-	-	703	US$	7,460	US$	861	US$	6,599	93	US$	1,115

Note 1:	The data for marketable securities disposed exclude bonds maturities.

Note 2:	The ending balance includes translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investments accounted for using equity method.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	February 7, 2012 to September 27, 2012	$150,713	By the construction progress	MandarTech Interiors Inc.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 7, 2012 to September 27, 2012	124,159	By the construction progress	I Domain Industrial Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to September 26, 2012	3,614,272	By the construction progress	Da Cin Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to September 27, 2012	1,481,350	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to September 27, 2012	1,943,723	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to July 27, 2012	185,115	By the construction progress	Toko Steel Structure Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	May 28, 2012 to September 27, 2012	279,434	By the construction progress	Tasa Construction Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (US$ in Thousands)		% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (US$ in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$238,620,510	63	Net 30 days after invoice date	-	-		$43,302,832	67
	GUC	Investee accounted for using equity method	Sales		3,653,307	1	Net 30 days after monthly closing	-	-		818,780	1
	VIS	Investee accounted for using equity method	Sales		139,247	-	Net 30 days after monthly closing	-	-		-	-
	TSMC China	Subsidiary	Purchases		11,401,736	26	Net 30 days after monthly closing	-	-		(1,593,552)	10
	WaferTech	Indirect subsidiary	Purchases		6,009,695	14	Net 30 days after monthly closing	-	-		(716,484)	4
	VIS	Investee accounted for using equity method	Purchases		3,295,850	8	Net 30 days after monthly closing	-	-		(382,552)	2
	SSMC	Investee accounted for using equity method	Purchases		2,759,305	6	Net 30 days after monthly closing	-	-		(377,033)	2

TSMC North America	GUC	Investee accounted for using equity method by TSMC	Sales	(US$	415,797 13,989)	-	Net 30 days after invoice date	-	-	(US$	34,139 1,165)	-
	Mcube Inc.	Investee accounted for using equity method by TSMC	Sales	(US$	123,926 4,169)	-	Net 60 days after invoice date	-	-	(US$	71,948 2,455)	-

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales		950,178	40	Net 30 days after monthly closing	-	-		242,205	42

Note:

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (US$ in Thousands)	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$ 43,381,075	39	$ 16,828,556	-	$ 17,035,623	$ -
	GUC	Investee accounted for using equity method	818,780	35	-	-	-	-
	VIS	Investee accounted for using equity method	102,169	(Note 2)	-	-	-	-

TSMC Partners	TSMC China	The same parent company	5,298,835 (US$ 180,786)	(Note 2)	-	-	-	-

TSMC Development	TSMC Solar	The same parent company	1,099,157 (US$ 37,501)	(Note 2)	-	-	-	-

Xintec	OmniVision	Parent company of director (represented for Xintec)	242,205	70	-	-	-	-

TSMC Technology	TSMC	Parent company	169,554 (US$ 5,785)	(Note 2)	-	-	-	-

WaferTech	TSMC	Parent company	716,484 (US$ 24,445)	26	-	-	-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,089,715	$418,578	$418,578	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	38,058,989	4,276,782	4,276,275	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	-	100	16,309,653	3,342,620	3,360,919	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	41	9,161,979	1,591,018	475,957	Investee accounted for using equity method
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	8,045,131	(1,992,115)	(2,039,091)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,253,232	3,389,373	1,314,751	Investee accounted for using equity method
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,164,974	254,278	254,278	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	2,270,000	430,400	95	2,822,776	(1,035,798)	(988,095)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,573,654	(30,286)	(25,126)	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,177,159	479,412	161,700	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,891,163	2,074,155	-	50	1,056,641	139,456	141,658	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	821,890	949,267	-	98	654,685	53,204	52,140	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	-	100	223,125	25,780	25,780	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	860,889	892,855	-	99	169,756	(7,667)	(7,628)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	160,799	4,193	4,193	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	-	-	100	71,723	(16,617)	(16,617)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	24,805	1,169	1,169	Subsidiary

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	4,452,514	(3,995,140)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,800,466	1,795,131	-	49	1,627,669	139,456	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032	411,032	-	100	100,243	(97,325)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686	147,686	1	100	(736)	(51,960)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2012				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2012 (Foreign Currencies in Thousands)		December 31, 2011 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		$3,133		$3,133	1	100		$2,890		$(7)	Note 2	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	581,920	US$	121,886	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	99,406	US$	20,894	Note 2	Investee accounted for using equity method
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	11,532	US$	917	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	14,153	14,153	97	US$	8,672	US$	(105)	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	787	787	97	US$	6,336	US$	2,508	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,554	US$	317	Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,800	US$	1,800	6,333	25		-	US$	(9,715)	Note 2	Investee accounted for using equity method

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	290,054	US$	120,398	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	4,718	US$	3,937	14,168	58	US$	1,373	US$	(981)	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,830	-	100	US$	424	US$	(86)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	62		-		-	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	31		-		-	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	7		-		-	Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	9,900	1	100	EUR	2,554	EUR	(2,548)	Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		43,022		-	4,302	-		30,909		(1,992,115)	Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		46,825		-	4,680	1		30,691		(1,035,798)	Note 2	Investee accounted for using equity method

Note 1:	Equity in earnings/losses of investees includes the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2012 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2012 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of September 30, 2012 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of September 30, 2012
							Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	100%	$3,360,919 (Note 3)		$16,309,653	$-

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	2,324,062 78,791)	(Note 2)	(US$	147,485 5,000)	-	-	(US$	147,485 5,000)	6%	(Note 4)	(US$	146,550 5,000)	-

Accumulated Investment in Mainland China as of September 30, 2012 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.

Note 3:	Amount was recognized based on the reviewed financial statements.

Note 4:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

Taiwan Semiconductor Manufacturing

Company Limited and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2012 and 2011 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of September 30, 2012 and 2011, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

October 23, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of  operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and  not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are  those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been  translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between  the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language  accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$138,738,113	16	$114,836,459	16
Financial assets at fair value through profit or loss (Notes 2, 5 and 26)	58,690	-	606,492	-
Available-for-sale financial assets (Notes 2, 6 and 26)	2,067,730	-	3,255,050	-
Held-to-maturity financial assets (Notes 2, 7 and 26)	6,854,611	1	1,566,469	-
Hedging derivative financial assets (Notes 2, 11 and 26)	28,189	-	-	-
Receivables from related parties (Notes 3 and 27)	925,245	-	578,676	-
Notes and accounts receivable (Note 3)	64,876,527	8	51,497,741	7
Allowance for doubtful receivables (Notes 2, 3 and 8)	(489,590)	-	(490,973)	-
Allowance for sales returns and others (Notes 2 and 8)	(6,900,184)	(1)	(6,126,174)	(1)
Other receivables from related parties (Notes 3 and 27)	157,144	-	133,899	-
Other financial assets (Note 28)	469,979	-	960,903	-
Inventories (Notes 2 and 9)	33,249,045	4	25,692,239	4
Deferred income tax assets (Notes 2 and 20)	2,650,432	-	1,093,295	-
Prepaid expenses and other current assets	2,639,414	-	3,332,485	1

Total current assets	245,325,345	28	196,936,561	27

LONG-TERM INVESTMENTS (Notes 2, 7, 10, 12 and 26)
Investments accounted for using equity method	23,958,462	3	24,864,502	3
Held-to-maturity financial assets	701,435	-	7,216,789	1
Financial assets carried at cost	3,981,251	-	4,392,806	1

Total long-term investments	28,641,148	3	36,474,097	5

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13 and 27)
Cost
Land and land improvements	1,534,197	-	1,548,045	-
Buildings	195,773,774	22	170,322,976	23
Machinery and equipment	1,261,982,852	144	1,036,774,966	141
Office equipment	19,211,920	2	16,498,166	3
Leased assets	760,263	-	731,744	-

	1,479,263,006	168	1,225,875,897	167
Accumulated depreciation	(965,627,433)	(110)	(850,006,367)	(116)
Advance payments and construction in progress	66,444,314	8	97,083,692	13

Net property, plant and equipment	580,079,887	66	472,953,222	64

INTANGIBLE ASSETS
Goodwill (Note 2)	5,560,762	1	5,730,237	1
Deferred charges, net (Notes 2 and 14)	5,328,092	-	5,133,989	1

Total intangible assets	10,888,854	1	10,864,226	2

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 20)	10,137,266	1	11,281,440	1
Refundable deposits (Note 27)	2,331,966	1	4,716,699	1
Others (Note 2)	1,247,304	-	1,414,842	-

Total other assets	13,716,536	2	17,412,981	2

TOTAL	$878,651,770	100	$734,641,087	100

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Par Value)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$29,749,650	3	$36,019,654	5
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 26)	20,013	-	210,610	-
Hedging derivative financial liabilities (Notes 2, 11 and 26)	-	-	356	-
Accounts payable	13,773,108	2	9,163,393	1
Payables to related parties (Note 27)	783,253	-	1,361,191	-
Income tax payable (Notes 2 and 20)	10,855,245	1	7,692,817	1
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	8,654,015	1	6,985,989	1
Payables to contractors and equipment suppliers	32,785,881	4	21,179,608	3
Accrued expenses and other current liabilities (Notes 13, 18, 26 and 30)	22,306,318	3	21,219,689	3
Current portion of bonds payable and long-term bank loans (Notes 16, 17 and 26)	125,000	-	4,531,250	1

Total current liabilities	119,052,483	14	108,364,557	15

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 26)	75,600,000	9	18,000,000	3
Long-term bank loans (Notes 17, 26 and 28)	1,393,750	-	1,618,750	-
Other long-term payables (Notes 18, 26 and 30)	54,000	-	-	-
Obligations under capital leases (Notes 2, 13 and 26)	737,034	-	725,137	-

Total long-term liabilities	77,784,784	9	20,343,887	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,955,056	-	3,889,475	-
Guarantee deposits	229,212	-	512,224	-
Others (Note 27)	484,178	-	407,734	-

Total other liabilities	4,668,446	-	4,809,433	-

Total liabilities	201,505,713	23	133,517,877	18

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,922,047 thousand shares in 2012
25,915,149 thousand shares in 2011	259,220,476	30	259,151,492	35

Capital surplus (Notes 2 and 22)	56,074,435	6	55,689,739	8

Retained earnings (Note 22)
Appropriated as legal capital reserve	115,820,123	13	102,399,995	14
Appropriated as special capital reserve	7,606,224	1	6,433,874	1
Unappropriated earnings	245,605,674	28	181,838,097	25

	369,032,021	42	290,671,966	40

Others
Cumulative translation adjustments (Note 2)	(10,052,181)	(1)	(5,586,618)	(1)
Unrealized gain/loss on financial instruments (Notes 2, 11 and 26)	268,440	-	(1,226,783)	-
Treasury stock: 1,000 thousand shares (Notes 2 and 24)	-	-	(71,598)	-

	(9,783,741)	(1)	(6,884,999)	(1)

Equity attributable to shareholders of the parent	674,543,191	77	598,628,198	82

MINORITY INTERESTS (Note 2)	2,602,866	-	2,495,012	-

Total shareholders’ equity	677,146,057	77	601,123,210	82

TOTAL	$878,651,770	100	$734,641,087	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 27)	$381,406,692		$325,782,899

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	6,462,738		3,413,421

NET SALES (Note 34)	374,943,954	100	322,369,478	100

COST OF SALES (Notes 9, 21 and 27)	193,167,804	52	175,072,145	54

GROSS PROFIT BEFORE AFFILIATES ELIMINATION	181,776,150	48	147,297,333	46

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	(129,569)	-	-	-

GROSS PROFIT	181,646,581	48	147,297,333	46

OPERATING EXPENSES (Notes 21 and 27)
Research and development	29,897,315	8	25,076,000	8
General and administrative	13,505,479	3	10,253,597	3
Marketing	3,441,269	1	3,340,375	1

Total operating expenses	46,844,063	12	38,669,972	12

INCOME FROM OPERATIONS (Note 34)	134,802,518	36	108,627,361	34

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	1,305,776	1	916,644	-
Interest income	1,294,864	-	1,011,613	1
Gain on settlement and disposal of financial assets, net (Notes 2 and 26)	449,060	-	204,810	-
Settlement income (Note 30)	448,275	-	492,870	-
Technical service income (Note 27)	356,461	-	325,194	-
Foreign exchange gain, net (Note 2)	208,125	-	-	-
Valuation gain on financial instruments, net (Notes 2, 5 and 26)	43,842	-	600,902	-
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 27)	21,749	-	191,588	-
Others	481,489	-	628,659	-

Total non-operating income and gains	4,609,641	1	4,372,280	1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Impairment loss of financial assets (Notes 2, 6, 12 and 26)	$2,748,616	1	$104,981	-
Interest expense	685,418	-	420,714	-
Impairment loss on idle assets (Note 2)	422,323	-	68,629	-
Loss on disposal of property, plant and equipment (Note 2)	21,486	-	194,539	-
Foreign exchange loss, net (Note 2)	-	-	384,776	-
Others (Note 2)	227,760	-	298,944	-

Total non-operating expenses and losses	4,105,603	1	1,472,583	-

INCOME BEFORE INCOME TAX	135,306,556	36	111,527,058	35

INCOME TAX EXPENSE (Notes 2 and 20)	10,827,255	3	8,638,264	3

NET INCOME	$124,479,301	33	$102,888,794	32

ATTRIBUTABLE TO:
Shareholders of the parent	$124,589,534	33	$102,622,631	32
Minority interests	(110,233)	-	266,163	-

	$124,479,301	33	$102,888,794	32

	2012		2011
	Income Attributable to Shareholders of the Parent		Income Attributable to Shareholders of the Parent
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$5.22	$4.81	$4.29	$3.96

Diluted earnings per share	$5.22	$4.81	$4.29	$3.96

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$ 124,589,534	$ 102,622,631
Net income (loss) attributable to minority interests	(110,233)	266,163
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,144,291	79,939,775
Unrealized gross profit from affiliates	129,569	-
Amortization of premium/discount of financial assets	5,000	20,134
Stock option compensation cost	3,372	-
Impairment loss of financial assets	2,748,616	104,981
Gain on disposal of available-for-sale financial assets, net	(321,580)	(185,381)
Gain on disposal of financial assets carried at cost, net	(127,480)	(19,429)
Equity in earnings of equity method investees, net	(1,305,776)	(916,644)
Cash dividends received from equity method investees	2,088,472	2,848,141
Loss (gain) on disposal of property, plant and equipment and other assets, net	(263)	2,951
Income from receiving equity securities	(886)	(155,548)
Impairment loss on idle assets	422,323	68,629
Deferred income tax	260,686	487,181
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(37,059)	(407,998)
Receivables from related parties	(739,481)	(269,647)
Notes and accounts receivable	(18,555,287)	(1,549,391)
Allowance for doubtful receivables	(1,275)	(12,823)
Allowance for sales returns and others	1,838,457	(1,420,090)
Other receivables from related parties	(34,852)	(9,313)
Other financial assets	148,267	104,434
Inventories	(8,408,463)	1,759,640
Prepaid expenses and other current assets	(465,400)	(1,562,233)
Accounts payable	1,855,503	(2,778,661)
Payables to related parties	(559,968)	495,248
Income tax payable	199,121	526,961
Accrued profit sharing to employees and bonus to directors and supervisors	(427,278)	(4,020,898)
Accrued expenses and other current liabilities	5,267,949	(1,268,302)
Accrued pension cost	46,548	79,882

Net cash provided by operating activities	203,652,427	174,750,393

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(186,371,680)	$(184,191,039)
Available-for-sale financial assets	(4,434)	(34,741,877)
Financial assets carried at cost	(6,833)	(158,302)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	616,757	58,618,498
Held-to-maturity financial assets	1,278,089	4,539,000
Financial assets carried at cost	236,735	207,425
Property, plant and equipment and other assets	116,748	506,912
Increase in deferred charges	(1,106,734)	(1,110,402)
Decrease in refundable deposits	2,186,897	3,951,707
Decrease in other assets	8,259	1,759

Net cash used in investing activities	(183,046,196)	(152,376,319)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	3,823,122	4,805,710
Cash dividends	(77,748,668)	(77,730,236)
Proceeds from long-term bank loans	50,000	2,250,000
Repayment of long-term bank loans	(181,250)	(1,142,968)
Proceeds from issuance of bonds	57,600,000	18,000,000
Repayment of bonds	(4,500,000)	-
Decrease in obligations under capital leases	(124,923)	-
Decrease in other long-term payables	(2,367,866)	(890,000)
Decrease in guarantee deposits	(214,771)	(274,001)
Proceeds from exercise of employee stock options	176,456	155,955
Acquisition of treasury stock	-	(71,598)
Increase (decrease) in minority interests	273,920	(114,414)

Net cash used in financing activities	(23,213,980)	(55,011,552)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,607,749)	(32,637,478)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,126,415)	1,059,563

EFFECT OF CHANGES IN CONSOLIDATED ENTITIES	-	(1,472,581)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	143,472,277	147,886,955

CASH AND CASH EQUIVALENTS, END OF PERIOD	$138,738,113	$114,836,459

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$683,003	$424,385
Capitalized interest	(6,442)	(6,009)

Interest paid (excluding capitalized interest)	$676,561	$418,376

Income tax paid	$10,355,944	$7,630,317

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$184,653,262	$162,427,539
Decrease in payables to contractors and equipment suppliers	1,718,487	21,764,853
Nonmonetary exchange trade-out price	(69)	(1,353)

Cash paid	$186,371,680	$184,191,039

Acquisition of available-for-sale financial assets	$4,434	$34,679,092
Decrease in accrued expenses and other current liabilities	-	62,785

Cash paid	$4,434	$34,741,877

Disposal of available-for-sale financial assets	$638,913	$58,690,351
Increase in other financial assets	(22,156)	(71,853)

Cash received	$616,757	$58,618,498

Disposal of property, plant and equipment and other assets	$116,817	$508,265
Nonmonetary exchange trade-out price	(69)	(1,353)

Cash received	$116,748	$506,912

Acquisition of deferred charges	$1,614,959	$1,110,402
Increase in accounts payable	(350,960)	-
Increase in payables to related parties	(14,700)	-
Increase in other long-term payables	(142,565)	-

Cash paid	$1,106,734	$1,110,402

NON-CASH INVESTING AND FINANCING ACTIVITIES
Idle assets reclassified from property, plant and equipment	$422,323	$68,629

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$906,671	$7,275,104

Current portion of bonds payable	$-	$4,500,000

Current portion of long-term bank loans	$125,000	$31,250

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of solid state lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. In August 2011, TSMC transferred its solid state lighting and solar businesses into its wholly-owned, newly incorporated subsidiaries, TSMC Solid State Lighting Ltd. (TSMC SSL) and TSMC Solar Ltd. (TSMC Solar), respectively.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of September 30, 2012 and 2011, TSMC and its subsidiaries had 38,291 and 35,382 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership September 30
Name of Investor	Name of Investee	2012	2011	Remark

TSMC	TSMC North America	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	100%	100%	-
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	100%	100%	-
	TSMC China Company Limited (TSMC China)	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	50%	52%	(Note 1)
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	-
	Global Unichip Corporation (GUC)	(Note 2)	(Note 2)	-
	Xintec Inc. (Xintec)	40%	40%	TSMC obtained three out of five director positions and has a controlling interest in Xintec
	TSMC SSL	95%	100%	Established in August 2011 TSMC and TSMC GN aggregately have a controlling interest of 96% in TSMC SSL
	TSMC Solar	99%	100%	Established in August 2011 TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	100%	-	Established in January 2012

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	-
	TSMC Development, Inc. (TSMC Development)	100%	100%	-
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	-
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	-

TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	-

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	58%	57%	-
	Growth Fund Limited (Growth Fund)	100%	100%	-

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	-

GUC	Global Unichip Corp.-NA (GUC-NA)	(Note 2)	(Note 2)	-
	Global Unichip Japan Co., Ltd. (GUC-Japan)	(Note 2)	(Note 2)	-
	Global Unichip Europe B.V. (GUC-Europe)	(Note 2)	(Note 2)	-
	Global Unichip (BVI) Corp. (GUC-BVI)	(Note 2)	(Note 2)	-

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	(Note 2)	(Note 2)	-

(Continued)

		Percentage of Ownership September 30
Name of Investor	Name of Investee	2012	2011	Remark

TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	100%	(Note 1)

TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	100%	(Note 1)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	100%	(Note 1)
	VentureTech Alliance Fund III, L.P. (VTAF III)	49%	47%	(Note 1)

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	100%	(Note 1)

(Concluded)

Note 1:	In August 2011, TSMC adjusted its investment structure by transferring TSMC Lighting NA to TSMC SSL and transferring TSMC Solar Europe, TSMC Solar NA and part of VTAF III to TSMC Solar.

Note 2:

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of September 30, 2012:

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Development and TSMC GN are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. Xintec is engaged in the provision of wafer packaging service. TSMC SSL is engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems. TSMC Lighting NA is engaged in selling and marketing of solid state lighting related products. TSMC Solar is engaged in researching, developing, designing, manufacturing and selling renewable energy and energy saving related technologies and products. TSMC

Solar NA is engaged in selling and marketing of solar related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts and researching, developing and testing of RFID.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities - spot rates at period-end; shareholders’ equity - historical rates; income and expenses - average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by corporate bonds, government bonds and short-term commercial paper acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows:    Money market funds - net asset values at the end of the period; and publicly traded stocks - closing prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

TSMC’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement (SFAS No. 34).” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Accordingly, the Company evaluates for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt expense which is recorded in the operating expenses - general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Cash dividends received from an investee shall reduce the carrying amount of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. Borrowing costs directly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 15 years; and leased assets - 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 2 to 5 years; patent and others - the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to capital surplus - employee stock options. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount. While disposing of the treasury stock, the treasury stock shall be reversed, and if the disposal value is greater than the book value, the amount in excess of the book value shall be credited to additional paid-in capital - treasury stock.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

3.	ACCOUNTING CHANGES

On January 1, 2011, the Company prospectively adopted the newly revised SFAS No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the nine months ended September 30, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting” and the Company conformed to the disclosure requirement and provided the operating segments disclosure in the consolidated financial statements accordingly.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2012	2011

Cash and deposits in banks	$135,330,257	$110,380,268
Repurchase agreements collateralized by corporate bonds	2,534,741	-
Repurchase agreements collateralized by government bonds	473,530	3,675,314
Repurchase agreements collateralized by short-term commercial paper	399,585	780,877

	$138,738,113	$114,836,459

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2012	2011

Trading financial assets

Forward exchange contracts	$55,995	$606,492
Cross currency swap contracts	2,695	-

	$58,690	$606,492

Trading financial liabilities

Forward exchange contracts	$16,045	$103,159
Cross currency swap contracts	3,968	107,451

	$20,013	$210,610

The Company entered into derivative contracts during the nine months ended September 30, 2012 and 2011 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)

September 30, 2012

Sell US$/Buy JPY	October 2012	US$315,000/JPY24,525,215
Sell US$/Buy NT$	October 2012 to December 2012	US$106,190/NT$3,131,774
Sell US$/Buy EUR	October 2012	US$52,421/EUR40,500
Sell RMB/Buy US$	October 2012	RMB685,056/US$108,000
Sell NT$/Buy US$	October 2012 to November 2012	NT$449,412/US$15,000
Sell NT$/Buy JPY	October 2012 to November 2012	NT$149,017/JPY393,000
Sell NT$/Buy EUR	October 2012	NT$7,684/EUR200

September 30, 2011

Sell NT$/Buy US$	October 2011 to December 2011	NT$10,500,980/US$363,700
Sell NT$/Buy JPY	November 2011	NT$92,277/JPY240,000
Sell NT$/Buy EUR	November 2011	NT$41,400/EUR1,000
Sell US$/Buy JPY	October 2011	US$7,023/JPY543,111
Sell US$/Buy NT$	October 2011 to November 2011	US$128,070/NT$3,819,932
Sell US$/Buy EUR	October 2011	US$10,212/EUR7,412
Sell RMB/Buy US$	October 2011	RMB1,826,625/US$286,000
Sell EUR/Buy US$	October 2011	EUR3,530/US$4,955
Sell JPY/Buy NT$	October 2011 to November 2011	JPY64,300/NT$25,640

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2012

October 2012	US$170,000/NT$4,991,030	0.10%-0.11%	-
October 2012	NT$833,013/US$28,280	-	0.04%-0.05%

September 30, 2011

October 2011	US$117,000/NT$3,470,950	1.27%-4.40%	-

Net gains on derivative financial instruments for the nine months ended September 30, 2012 and 2011, were NT$43,842 thousand and NT$600,902 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2012	2011

Publicly traded stocks	$2,067,730	$3,254,034
Money market funds	-	1,016

	$2,067,730	$3,255,050

For the nine months ended September 30, 2012, the Company recognized an impairment loss on partial overseas publicly traded stocks in the amount of NT$2,677,529 thousand due to the significant decline in fair value.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2012	2011

Corporate bonds	$7,556,046	$8,324,948
Government bonds	-	458,310

	7,556,046	8,783,258
Current portion	(6,854,611)	(1,566,469)

	$701,435	$7,216,789

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

Nine Months Ended September 30

	2012	2011

Balance, beginning of period	$ 490,952	$ 504,029
Reversal	(3)	(3,133)
Write-off	(1,272)	(9,707)
Effect of changes in consolidated entities	-	(233)
Effect of exchange rate changes	(87)	17

Balance, end of period	$ 489,590	$ 490,973

Movements of the allowance for sales returns and others were as follows:

Nine Months Ended September 30

	2012	2011

Balance, beginning of period	$ 5,068,263	$ 7,546,264
Provision	6,462,738	3,413,421
Write-off	(4,624,281)	(4,837,655)
Effect of exchange rate changes	(6,536)	4,144

Balance, end of period	$ 6,900,184	$ 6,126,174

9.	INVENTORIES

September 30

	2012	2011

Finished goods	$ 4,255,500	$ 4,606,350
Work in process	24,686,231	17,566,112
Raw materials	2,429,431	1,675,825
Supplies and spare parts	1,877,883	1,843,952

	$ 33,249,045	$ 25,692,239

Write-down of inventories to net realizable value in the amount of NT$1,485,371 thousand and NT$388,175 thousand, respectively, were included in the cost of sales for the nine months ended September 30, 2012 and 2011.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2012		2011
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship

Vanguard International Semiconductor Corporation (VIS)	$9,161,979	41	$8,918,553	38
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,253,232	39	6,109,136	39
Motech Industries Inc. (Motech)	4,452,514	20	5,999,173	20
VisEra Holding Company (VisEra Holding)	2,913,578	49	2,720,564	49
GUC	1,177,159	35	1,117,076	35
Mcube Inc. (Mcube)	-	25	-	26

	$23,958,462		$24,864,502

Since July 2011, TSMC is no longer deemed to be a controlling entity of GUC and its subsidiaries due to the termination of a Shareholders’ Agreement. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

For the nine months ended September 30, 2012 and 2011, equity in earnings of equity method investees was a net gain of NT$1,305,776 thousand and NT$916,644 thousand, respectively.

As of September 30, 2012 and 2011, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$16,809,981 thousand and NT$12,574,108 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

Nine Months Ended September 30

	2012	2011

Balance, beginning of period	$ 1,645,810	$ 2,491,891
Amortization	(416,907)	(629,051)

Balance, end of period	$ 1,228,903	$ 1,862,840

As of September 30, 2012 and 2011, balance of the aforementioned difference allocated to goodwill was NT$1,415,565 thousand. There was no acquisition or impairment in goodwill for the nine months ended September 30, 2012 and 2011.

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	September 30
	2012	2011

Hedging derivative financial assets

Forward exchange contract	$28,189	$-

Hedging derivative financial liabilities

Interest rate swap contract	$-	$356

The Company entered into derivative contracts to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity transaction in September 2012. Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

September 30, 2012

Sell US$/Buy EUR	October 2012	US$257,759/EUR200,000

For the nine months ended September 30, 2012, the adjustment for current period to shareholder’s equity from the above forward exchange contract amounted to a net gain of NT$28,189 thousand.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The interest rate swap contract of the Company was due in August 2012.

The outstanding interest rate swap contract consisted of the following:

Contract Amount (In Thousands)	Maturity Date	Range of Interest Rates Paid	Range of Interest Rates Received

September 30, 2011

NT$92,000	August 31, 2012	1.38%	0.63%-0.85%

For the nine months ended September 30, 2012 and 2011, the adjustment for the current period to shareholders’ equity amounted to a net gain of NT$5 thousand and a net loss of NT$106 thousand, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$227 thousand and NT$564 thousand, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2012	2011

Non-publicly traded stocks	$3,689,527	$4,080,786
Mutual funds	291,724	312,020

	$3,981,251	$4,392,806

The common stock of InvenSense, Inc. and Audience, Inc. was listed on the NYSE and NASDAQ in November 2011 and in May 2012, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the nine months ended September 30, 2012 and 2011, the Company recognized impairment on financial assets carried at cost of NT$71,087 thousand and NT$104,981 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2012
	Balance, Beginning of Period	Additions (Deductions)	Disposals	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Land and land improvements	$1,541,128	$18,500	$-	$-	$(25,431)	$1,534,197
Buildings	172,872,550	23,699,216	(25,820)	-	(772,172)	195,773,774
Machinery and equipment	1,057,588,736	208,463,387	(1,045,615)	(668,784)	(2,354,872)	1,261,982,852
Office equipment	16,969,266	2,790,915	(472,763)	35	(75,533)	19,211,920
Leased asset	791,480	-	-	-	(31,217)	760,263

	1,249,763,160	$234,972,018	$(1,544,198)	$(668,749)	$(3,259,225)	1,479,263,006

Accumulated depreciation
Land and land improvements	355,555	$20,335	$-	$-	$(11,764)	364,126
Buildings	101,004,047	8,242,820	(23,559)	-	(398,090)	108,825,218
Machinery and equipment	762,774,355	83,843,149	(948,360)	(246,434)	(1,953,326)	843,469,384
Office equipment	11,820,728	1,359,994	(464,794)	8	(62,712)	12,653,224
Leased asset	297,535	30,166	-	-	(12,220)	315,481

	876,252,220	$93,496,464	$(1,436,713)	$(246,426)	$(2,438,112)	965,627,433

Advance payments and construction in progress	116,863,976	$(50,318,756)	$-	$(2,086)	$(98,820)	66,444,314

	$490,374,916					$580,079,887

	Nine Months Ended September 30, 2011
	Balance, Beginning of Period	Additions	Disposals	Reclassification	Effect of Changes in Consolidated Entities	Effect of Exchange Rate Changes	Balance, End of Period

Cost
Land and land improvements	$891,197	$652,011	$-	$-	$-	$4,837	$1,548,045
Buildings	145,966,024	23,937,530	(45,073)	(388)	(242,718)	707,601	170,322,976
Machinery and equipment	913,155,252	124,397,892	(1,808,103)	(61,121)	(375,702)	1,466,748	1,036,774,966
Office equipment	14,856,582	2,256,434	(349,529)	(72,041)	(236,153)	42,873	16,498,166
Leased asset	701,552	-	-	-	-	30,192	731,744

	1,075,570,607	$151,243,867	$(2,202,705)	$(133,550)	$(854,573)	$2,252,251	1,225,875,897

Accumulated depreciation
Land and land improvements	328,792	$19,902	$-	$-	$-	$3,015	351,709
Buildings	90,472,703	7,611,721	(18,913)	(55)	(32,791)	279,706	98,312,371
Machinery and equipment	671,268,636	69,471,928	(1,782,567)	(39,313)	(293,605)	901,939	739,527,018
Office equipment	10,957,676	1,042,931	(345,382)	(13,563)	(148,862)	34,342	11,527,142
Leased asset	250,350	25,297	-	-	-	12,480	288,127

	773,278,157	$78,171,779	$(2,146,862)	$(52,931)	$(475,258)	$1,231,482	850,006,367

Advance payments and construction in progress	86,151,573	$11,183,672	$(455,373)	$1,610	$-	$202,210	97,083,692

	$388,444,023						$472,953,222

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to November 2018.

As of September 30, 2012, future lease payments were as follows:

Year	Amount

2013	$26,809
2014	26,809
2015	26,809
2016	26,809
2017 and thereafter	750,112

$857,348

During the nine months ended September 30, 2012 and 2011, the Company capitalized the borrowing costs directly attributable to the acquisition or construction of property, plant and equipment. Information about capitalized interest was as follows:

	Nine Months Ended September 30
	2012	2011

Capitalized interest	$ 6,442	$ 6,009
Capitalization rates	1.08%-1.20%	1.07%-1.29%

14.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2012
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fee	$1,682,892	$29,565	$(354,029)	$191,580	$(1,115)	$1,548,893
Software and system design costs	2,366,483	1,162,867	(846,409)	(55,352)	(431)	2,627,158
Patent and others	1,118,189	422,527	(442,166)	57,438	(3,947)	1,152,041

	$5,167,564	$1,614,959	$(1,642,604)	$193,666	$(5,493)	$5,328,092

	Nine Months Ended September 30, 2011
	Balance, Beginning of Period	Additions	Amortization	Reclassification	Effect of Changes in Consolidated Entities	Effect of Exchange Rate Changes	Balance, End of Period

Technology license fees	$2,455,348	$10,308	$(543,192)	$-	$(66,186)	$(587)	$1,855,691
Software and system design costs	2,333,271	930,821	(868,812)	(1,610)	(177,916)	488	2,216,242
Patent and others	1,238,466	169,273	(349,845)	-	-	4,162	1,062,056

	$6,027,085	$1,110,402	$(1,761,849)	$(1,610)	$(244,102)	$4,063	$5,133,989

15.	SHORT-TERM LOANS

	September 30
	2012	2011

Unsecured loans
US$1,015,000 thousand, due in October 2012, and annual interest at 0.42%-0.65% in 2012; US$1,058,200 thousand and EUR88,725 thousand, due by November 2011, and annual interest at 0.40%-1.50% in 2011.	$29,749,650	$36,019,654

16.	BONDS PAYABLE

	September 30
	2012	2011

Domestic unsecured bonds:
Issued in September 2011 and repayable in September 2016, 1.40% interest payable annually	$10,500,000	$10,500,000
Issued in September 2011 and repayable in September 2018, 1.63% interest payable annually	7,500,000	7,500,000
		(Continue	d)

	September 30
	2012	2011

Issued in January 2012 and repayable in January 2017, 1.29% interest payable annually	$10,000,000	$-
Issued in January 2012 and repayable in January 2019, 1.46% interest payable annually	7,000,000	-
Issued in August 2012 and repayable in August 2017, 1.28% interest payable annually	9,900,000	-
Issued in August 2012 and repayable in August 2019, 1.40% interest payable annually	9,000,000	-
Issued in September 2012 and repayable in September 2017, 1.28% interest payable annually	12,700,000	-
Issued in September 2012 and repayable in September 2019, 1.39% interest payable annually	9,000,000	-
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	-	4,500,000

	75,600,000	22,500,000
Current portion	-	(4,500,000)

	$75,600,000	$18,000,000

		(Conclude	d)

With the approval from the Financial Supervisory Commission (FSC), the Company issued domestic unsecured bonds in the amount of NT$4,400,000 thousand in October 2012.
17. LONG-TERM BANK LOANS
	September 30
	2012	2011
Bank loans for working capital:
Repayable in full in one lump sum payment in June 2016, annual interest at 1.08%-1.20% in 2012 and 1.00%-1.07% in 2011	$550,000	$650,000
Repayable in full in one lump sum payment in March 2014, annual interest at 1.16%-1.18% in 2012 and 1.02%-1.16% in 2011	450,000	500,000
Repayable from July 2012 in 16 quarterly installments, annual interest at 1.21%-1.24% in 2012 and 1.11%-1.19% in 2011	281,250	300,000
Repayable from September 2012 in 16 quarterly installments, annual interest at 1.21%-1.24% in 2012 and 1.13%-1.20% in 2011	187,500	200,000
Repayable from October 2012 in 16 quarterly installments, annual interest at 1.23% in 2012	50,000	-

	1,518,750	1,650,000
Current portion	(125,000)	(31,250)

	$1,393,750	$1,618,750

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.

As of September 30, 2012, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2012 (4th quarter)	$31,250
2013	128,125
2014	587,500
2015	137,500
2016	625,000
2017 and thereafter	9,375

$1,518,750

18.	OTHER LONG-TERM PAYABLES

	September 30
	2012	2011

Payables for acquisition of property, plant and equipment (Note 30g)	$818,361	$6,458,725
Payables for technology transfer	29,310	-
Payables for royalties	-	816,379
Others	113,000	-

	960,671	7,275,104
Current portion (classified under accrued expenses and other current liabilities)	(906,671)	(7,275,104)

	$54,000	$-

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of September 30, 2012, future payments for other long-term payables were as follows:

Year of Payment	Amount

2012 (4th quarter)	$29,310
2013	877,361
2014	18,000
2015	18,000
2016	18,000

$960,671

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$1,031,294 thousand and NT$963,043 thousand for the nine months ended September 30, 2012 and 2011, respectively.

TSMC, GUC, Xintec, TSMC SSL and TSMC Solar have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$220,319 thousand and NT$246,249 thousand for the nine months ended September 30, 2012 and 2011, respectively.

Movements of the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Nine Months Ended September 30
	2012	2011

The Funds
Balance, beginning of period	$3,098,039	$2,888,852
Contributions	168,512	163,589
Interest	26,304	27,247
Payments	(23,078)	(7,339)
Effect of changes in consolidated entities	-	(23,952)

Balance, end of period	$3,269,777	$3,048,397

Accrued pension cost
Balance, beginning of period	$3,908,508	$3,812,351
Accruals	46,548	79,882
Effect of changes in consolidated entities	-	(2,758)

Balance, end of period	$3,955,056	$3,889,475

20.	INCOME TAX

a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Nine Months Ended September 30
	2012	2011

Income tax expense based on “income before income tax” at statutory rates	$25,298,555	$20,083,496
Tax effect of the following:
Tax-exempt income	(8,575,286)	(11,148,952)
Temporary and permanent differences	(2,082,763)	(1,066,175)
Additional income tax under the Alternative Minimum Tax Act	-	116,718
Additional tax at 10% on unappropriated earnings	4,193,497	6,293,384
Net operating loss carryforwards used	(457,693)	(397,791)
Investment tax credits used	(7,906,345)	(6,317,607)

Income tax currently payable	$10,469,965	$7,563,073

b.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2012	2011

Income tax currently payable	$ 10,469,965	$ 7,563,073
Income tax adjustments on prior years	51,273	470,225
Other income tax adjustments	45,331	114,262
Net change in deferred income tax assets
Investment tax credits	6,096,581	2,835,178
Net operating loss carryforwards	59,450	393,582
Temporary differences	(490,457)	144,921
Valuation allowance	(5,404,888)	(2,808,008)
Effect of changes in consolidated entities	-	(74,969)

Income tax expense	$ 10,827,255	$ 8,638,264

c.	Net deferred income tax assets consisted of the following:

	September 30
	2012	2011

Current deferred income tax assets
Investment tax credits	$ 521,366	$ 31,029
Temporary differences
Allowance for sales returns and others	821,868	530,745
Unrealized loss on financial instruments, net	357,437	288,760
Unrealized loss on inventories	383,395	40,659
Others	595,231	341,464
Valuation allowance	(28,865)	(139,362)

	$ 2,650,432	$ 1,093,295

Noncurrent deferred income tax assets
Investment tax credits	$ 13,695,402	$ 19,760,374
Net operating loss carryforwards	2,363,383	2,338,081
Temporary differences
Depreciation	1,373,603	2,064,547
Others	740,927	606,173
Valuation allowance	(8,036,049)	(13,487,735)

	$ 10,137,266	$ 11,281,440

Under the Article 10 of the Statute for Industrial Innovation (SII), effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

Under the Income Basic Tax Act amended in August 2012, effective on January 1, 2013, when calculating the security transaction income for the securities held for more than three years as regulated under Article 4-1 of the Income Tax Act, an enterprise could deduct the security transaction losses for the securities held for more than three years. If there is any net gain from the security transactions for the year, 50% of such amount will be exempted from income taxes in the current year; however, if there is a net loss, such loss, after the assessment of the tax authorities, can be carried forward over the next five years to offset the security income generated from the sale of the securities held for more than three years. In addition, the standard deduction and the tax rate were amended to be NT$500 thousand and 12%, respectively. The amendments are effective in 2013. The Company has evaluated the impact from above amendments and adjusted the deferred tax assets with the resulting differences recorded as income tax expense for the nine months ended September 30, 2012.

As of September 30, 2012, the net operating loss carryforwards generated by WaferTech, Xintec, Mutual-Pak, TSMC SSL and TSMC Solar would expire on various dates through 2023.

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of September 30, 2012 and 2011 was NT$8,136,884 thousand and NT$4,016,138 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2011 and 2010 were 6.69% and 4.96%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2012, investment tax credits of TSMC, Xintec, Mutual-Pak and TSMC SSL consisted of the following:

Law/Statute	Item	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading	Purchase of machinery and	$6,961	$6,961	2012
Industries	equipment	6,514,324	6,514,324	2013
		7,045,590	7,045,590	2014
		505,215	505,215	2015

		$14,072,090	$14,072,090

Statute for Upgrading	Research and development	$1,179,808	$23,950	2012
Industries	expenditures	4,732,147	120,713	2013

		$5,911,955	$144,663

Statute for Upgrading	Personnel training expenditures	$17,406	$15	2012

Industries

Statute for Industrial	Research and development	$2,121,662	$-	2012

Innovation	expenditures

g.	The profits generated from the following projects of TSMC and Xintec are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2006 by TSMC	2011 to 2015
Construction and expansion of 2003 and 2006 by Xintec	2010 to 2014

h.	The tax authorities have examined income tax returns of TSMC through 2009. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2012
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$23,176,906	$17,323,329	$40,500,235
Labor and health insurance	1,148,229	831,278	1,979,507
Pension	766,572	485,041	1,251,613
Meal	564,226	234,968	799,194
Welfare	586,614	219,949	806,563
Others	81,267	236,905	318,172

	$26,323,814	$19,331,470	$45,655,284

Depreciation	$85,505,984	$7,990,480	$93,496,464

Amortization	$1,026,093	$616,511	$1,642,604

	Nine Months Ended September 30, 2011
	Classified as Cost of Sales	Classified as Operating Expenses	Total

Labor cost
Salary and bonus	$20,258,717	$15,450,048	$35,708,765
Labor and health insurance	1,000,030	686,043	1,686,073
Pension	732,693	476,599	1,209,292
Meal	538,041	217,379	755,420
Welfare	546,903	201,640	748,543
Others	67,183	202,429	269,612

	$23,143,567	$17,234,138	$40,377,705

Depreciation	$72,967,191	$5,196,753	$78,163,944

Amortization	$1,089,810	$672,039	$1,761,849

22.	SHAREHOLDERS’ EQUITY

As of September 30, 2012, 1,091,702 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,458,511 thousand (one ADS represents five common shares).

Capital surplus can be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose. However, according to the revised Company Law, effective January 2012, the aforementioned capital surplus generated from donations and the excess of the issuance price over the par value of capital stock can also be used to distribute cash in proportion to original shareholders’ holding.

Capital surplus consisted of the following:

	September 30
	2012	2011

Additional paid-in capital	$23,892,456	$23,734,158
From merger	22,804,510	22,805,390
From convertible bonds	8,892,847	8,893,190
From long-term investments	484,567	256,946
Donations	55	55

	$56,074,435	$55,689,739

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.

Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$8,333,282 thousand and NT$6,887,967 thousand for the nine months ended September 30, 2012 and 2011, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

According to the revised Company Law, effective January 2012, the appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2011 and 2010 had been approved in the TSMC’s shareholders’ meetings held on June 12, 2012 and June 9, 2011, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal capital reserve	$13,420,128	$16,160,501
Special capital reserve	1,172,350	5,120,827
Cash dividends to shareholders	77,748,668	77,730,236	$3.00	$3.00

	$92,341,146	$99,011,564

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$8,990,026 thousand and NT$62,324 thousand in cash for 2011, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$10,908,338 thousand and NT$51,131 thousand in cash for 2010, respectively, had been approved in the shareholders’ meeting held on June 12, 2012 and June 9, 2011, respectively. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 14, 2012 and February 15, 2011 and same amount had been charged against earnings of 2011 and 2010, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

a.	Under Intrinsic Value Method

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TWSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2012.

Information about TSMC’s outstanding options for the nine months ended September 30, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Nine months ended September 30, 2012

Balance, beginning of period	14,293	$31.4
Options exercised	(5,825)	30.3
Options canceled	(135)	34.6

Balance, end of period	8,333	32.6

Nine months ended September 30, 2011

Balance, beginning of period	21,437	$31.4
Options exercised	(5,071)	30.8

Balance, end of period	16,366	31.8

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of September 30, 2012, information about TSMC’s outstanding options was as follows:

	Options Outstanding
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted-average Remaining Contractual Life (Years)	Weighted-average Exercise Price (NT$)

$20.2-$28.3	5,569	0.6	$ 26.0
38.0- 50.1	2,764	2.2	45.8

	8,333	1.1	32.6

As of September 30, 2012, all of the above outstanding options were exercisable.

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of Xintec 2007 Plan and Xintec 2006 Plan are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the nine months ended September 30, 2012 and 2011 was as follows:

	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Nine months ended September 30, 2012

Balance, beginning of period	825	$15.1
Options exercised	(287)	17.2
Options canceled	(7)	17.5

Balance, end of period	531	13.8

Nine months ended September 30, 2011

Balance, beginning of period	1,832	$15.1
Options exercised	(965)	14.4
Options canceled	(27)	17.1

Balance, end of period	840	16.0

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of September 30, 2012, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

$10.7-$ 12.5	208	4.0	$ 10.7	205	$ 10.7
14.8- 18.6	323	4.9	15.8	323	15.8

	531	4.5	13.8	528	13.8

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2012 and 2011. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the valuation assumptions at the various grant dates and pro forma results of the Company for the nine months ended September 30, 2012 and 2011 would have been as follows:

	TSMC	Xintec

Valuation assumptions:
Expected dividend yield	1.00%- 3.44%	0.80%
Expected volatility	43.77%- 46.15%	31.79%- 47.42%
Risk free interest rate	3.07%- 3.85%	1.88%- 2.45%
Expected life	5 years	3 years

	Nine Months Ended September 30
	2012	2011

Net income attributable to shareholders of the parent:
As reported	$ 124,589,534	$ 102,622,631
Pro forma	124,442,977	102,618,784

Earnings per share (EPS) - after income tax (NT$):
Basic EPS as reported	$4.81	$3.96
Pro forma basic EPS	4.80	3.96
Diluted EPS as reported	4.81	3.96
Pro forma diluted EPS	4.80	3.96

b.	Under Fair Value Method

The Board of Directors of TSMC SSL and TSMC Solar resolved on November 21, 2011 to issue new shares for cash and reserved 17,175 thousand shares and 12,341 thousand shares, respectively, for their employees to subscribe to, according to the Company Law. The aforementioned shares were fully vested on the grant date.

Information about TSMC SSL’s and TSMC Solar’s employee stock options related to the aforementioned new shares issued was as follows:

	TSMC SSL		TSMC Solar
		Weighted-		Weighted-
	Number of	average	Number of	average
	Options	Exercise	Options	Exercise
	(In Thousands)	Price (NT$)	(In Thousands)	Price (NT$)

Nine months ended September 30, 2012

Balance, beginning of period	-	$-	-	$-
Options granted	17,175	10.0	12,341	10.0
Options exercised	(17,175)	10.0	(12,341)	10.0

Balance, end of period	-	-	-	-

The grant date of aforementioned stock options was January 9, 2012. TSMC SSL and TSMC Solar used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

	TSMC SSL	TSMC Solar

Valuation assumptions:
Stock price on grant date (NT$/share)	$8.9	$9.0
Exercise price (NT$/share)	$10.0	$10.0
Expected volatility	40.32%	40.32%
Expected life	40 days	40 days
Risk free interest rate	0.76%	0.76%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock option was close to nil, and accordingly, no compensation cost was recognized.

Xintec’s Employee Stock Option Plan, Xintec 2011 Plan, was approved by the SFB on January 10, 2012. The maximum number of options authorized to be granted under the Xintec 2011 Plan was 6,000 thousand, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of Xintec 2011 Plan are valid for five years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)

Nine months ended September 30, 2012

Balance, beginning of period	-	$-
Options granted	6,000	22.3
Options canceled	(364)	22.1

Balance, end of period	5,636	22.1

Weighted-average fair value of options granted (NT$)	$5.82

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plan.

As of September 30, 2012, information about the outstanding and exercisable options of Xintec 2011 Plan was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$ 22.1	5,636	4.7	$ 22.1	-	$ -

The grant date of Xintec 2011 Plan was June 14, 2012. Xintec used the Black-Scholes model to determine the fair value of the option. The valuation assumptions were as follow:

Xintec

Valuation assumptions:
Stock price on grant date (NT$/share)	$19.42
Exercise price (NT$/share)	$22.30
Expected volatility	43.73%
Expected life	3.875 years
Expected dividend yield	-
Risk free interest rate	0.96%

The stock price on grant date was determined based on the market approach. The expected volatility was calculated based on the historical stock prices of the comparative companies of Xintec.

For the nine months ended September 30, 2012, Xintec recognized compensation cost of the above stock option in the amount of NT$3,372 thousand.

24.	TREASURY STOCK

	(Shares in Thousands)

Purpose of Treasury Stock	Number of Shares, Beginning of Period	Addition	Number of Shares, End of Period

Nine months ended September 30, 2011

Shareholders executed the appraisal right	-	1,000	1,000

In August 2011, at the option of the shareholders of TSMC, certain shareholders requested TSMC to buy back their shares pursuant to the Company Law. As of September 30, 2011, the book value and market value of treasury stock were NT$71,598 thousand and NT$69,998 thousand, respectively. These shares were subsequently retired in November 2011.

25.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Nine months ended September 30, 2012

Basic EPS
Earnings available to common shareholders of the parent	$135,420,901	$124,589,534	25,919,899
Effect of dilutive potential common shares	-	-	7,139	$5.22	$4.81

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$135,420,901	$124,589,534	25,927,038	$5.22	$4.81

(Continued)

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax

Nine months ended September 30, 2011

Basic EPS
Earnings available to common shareholders of the parent	$ 111,217,377	$ 102,622,631	25,913,755	$ 4.29	$ 3.96
Effect of dilutive potential common shares	-	-	10,178

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 111,217,377	$ 102,622,631	25,923,933	$ 4.29	$ 3.96

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$58,690	$58,690	$606,492	$606,492
Available-for-sale financial assets	2,067,730	2,067,730	3,255,050	3,255,050
Held-to-maturity financial assets	7,556,046	7,572,791	8,783,258	8,848,693
Hedging derivative financial assets	28,189	28,189	-	-
Financial assets carried at cost	3,981,251	-	4,392,806	-

Liabilities

Financial liabilities at fair value through profit or loss	20,013	20,013	210,610	210,610
Hedging derivative financial liabilities	-	-	356	356
Bonds payable (including current portion)	75,600,000	75,940,020	22,500,000	22,561,211
Long-term bank loans (including current portion)	1,518,750	1,518,750	1,650,000	1,650,000
Other long-term payables (including current portion)	960,671	960,671	7,275,104	7,275,104
Obligations under capital leases (including current portion)	745,104	745,104	725,137	725,137

b.	Methods and assumptions used in the estimation of fair values of financial instruments

1)

The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.

c.

Valuation gains/losses arising from changes in fair value of derivatives contracts determined using valuation techniques were recognized as net gains of NT$38,677 thousand and NT$395,882 thousand for the nine months ended September 30, 2012 and 2011, respectively.

d.

As of September 30, 2012 and 2011, financial assets exposed to fair value interest rate risk were NT$7,614,736 thousand and NT$9,390,766 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$106,933,128 thousand and NT$65,914,126 thousand, respectively; financial assets exposed to cash flow interest rate and foreign currency risks were NT$28,189 thousand and nil, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,518,750 thousand and NT$1,650,356 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the nine months ended September 30, 2012 and 2011 were as follows:

	Nine Months Ended September 30, 2012
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$(1,155,091)	$(17,671)	$(93)	$(1,172,855)
Recognized directly in shareholders’ equity	(528,053)	29,202	28,191	(470,660)
Removed from shareholders’ equity and recognized in earnings	1,911,864	-	91	1,911,955

Balance, end of period	$228,720	$11,531	$28,189	$268,440

	Nine Months Ended September 30, 2011
	From Available- for-sale Financial Assets	Equity Method Investments	Gain (Loss) on Cash Flow Hedges	Total

Balance, beginning of period	$86,158	$23,462	$(331)	$109,289
Recognized directly in shareholders’ equity	(1,113,956)	(42,035)	(39)	(1,156,030)
Removed from shareholders’ equity and recognized in earnings	(180,269)	-	227	(180,042)
Effect of changes in consolidated entities	(269)	269	-	-

Balance, end of period	$(1,208,336)	$(18,304)	$(143)	$(1,226,783)

f.	Information about financial risks

1)

Market risk.    The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stocks; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities and the fluctuations in market prices will result in changes in fair values of publicly traded stocks.

2)

Credit risk.    Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)

Liquidity risk.    The Company has sufficient operating capital and bank facilities to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)

Cash flow interest rate risk.    The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans; therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate and currency changes by primarily using derivative financial instruments.

In September 2012, the Company entered into derivative contracts to hedge cash flow risk arising from foreign exchange rate fluctuations of an expected equity transaction. Information about outstanding forward exchange contracts consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

September 30, 2012

Expected equity transaction	Forward exchange contract	$ 28,189	2012	2015 and thereafter

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The interest rate swap contract of the Company was due in August 2012. Information about outstanding interest rate swap contract consisted of the following:

Hedged Item	Hedging Financial Instrument	Fair Value	Expected Cash Flow Generated Period	Expected Timing for the Recognition of Gains or Losses from Hedge

September 30, 2011

Long-term bank loans	Interest rate swap contract	$ (356)	2011 to 2012	2011 to 2012

27.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

GUC (prior to July 2011, GUC was a subsidiary. Since July 2011, GUC is accounted for using the equity method.)

VIS (accounted for using the equity method)

SSMC (accounted for using the equity method)

b.	Indirect investees

VisEra Technology Company, Ltd. (VisEra) (accounted for using the equity method)

Mcube (accounted for using the equity method)

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2012		2011
	Amount	%	Amount	%

For the nine months ended September 30

Sales
GUC	$4,069,104	1	$1,586,731	-
VIS	139,338	-	225,091	-
Mcube	123,926	-	-	-
Others	3,172	-	26,116	-

	$4,335,540	1	$1,837,938	-

Purchases
VIS	$3,295,850	2	$4,333,148	2
SSMC	2,759,305	1	2,963,867	2
Others	-	-	124,673	-

	$6,055,155	3	$7,421,688	4

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$13,391	-	$46,543	-
VIS (rent)	4,784	-	5,902	-
Others	77	-	-	-

	$18,252	-	$52,445	-

Research and development expenses
VisEra	$6,669	-	$17,206	-
VIS (rent)	-	-	1,984	-
Others	4,656	-	-	-

	$11,325	-	$19,190	-

Sales of property, plant and equipment and other assets
VisEra	$9,000	8	$-	-
VIS	-	-	36,008	7

	$9,000	8	$36,008	7

Purchase of property, plant and equipment and other assets
GUC	$21,768	-	$-	-
VisEra	1,224	-	11,110	-

	$22,992	-	$11,110	-

	2012		2011
	Amount	%	Amount	%

Non-operating income and gains
VIS (primarily technical service income)	$190,470	4	$179,067	4
SSMC (primarily technical service income)	163,122	4	163,131	4
VisEra (rent)	-	-	2,200	-
Others	2,394	-	-	-

	$355,986	8	$344,398	8

As of September 30

Receivables
GUC	$852,919	92	$569,928	99
Mcube	71,948	8	-	-
Others	378	-	8,748	1

	$925,245	100	$578,676	100

Other receivables
VIS	$102,169	65	$85,453	64
SSMC	54,975	35	47,921	36
Others	-	-	525	-

	$157,144	100	$133,899	100

Refundable deposits
VIS	$5,813	-	$-	-
Others	4	-	-	-

	$5,817	-	$-	-

Payables
VIS	$384,364	49	$1,011,671	74
SSMC	377,033	48	342,654	25
Others	21,856	3	6,866	1

	$783,253	100	$1,361,191	100

Deferred credits
VisEra	$1,006	-	$-	-

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses. The lease expired in June 2011.

The Company deferred the disposal gains (classified deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating gains) over the depreciable lives of the disposed assets.

28.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	September 30
	2012	2011

Other financial assets	$120,761	$139,320

29.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2012 to July 2032 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United States, Japan, Shanghai and Taiwan. These operating leases expire between 2012 and 2020 and can be renewed upon expiration.

As of September 30, 2012, future lease payments were as follows:

Year	Amount

2012 (4th quarter)	$177,739
2013	679,354
2014	645,979
2015	634,600
2016	606,937
2017 and thereafter	4,687,683

$7,432,292

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

Significant commitments and contingencies of the Company as of September 30, 2012, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

c.

In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares in July 2010, which are recorded within available for sale financial assets, and obtained the subsequent cash settlement income in accordance with the agreement.

d.

In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single case in the U.S. District Court for the Eastern District of Texas. The outcome cannot be determined at this time.

e.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing several U.S. patents. The outcome of the case cannot be determined at this time.

f.

TSMC joined the Customer Co-Investment Program of ASML Holding N.V. (ASML) and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. Both parties also signed the research and development funding agreement and TSMC will provide EUR277,000 thousand to ASML’s research and development programs from 2013 to 2017.

g.

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$818,361 thousand and NT$6,458,725 thousand as of September 30, 2012 and 2011, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of September 30, 2012 were NT$87,930 thousand.

31.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	September 30
	2012		2011
	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Foreign Currencies (In Thousands)	Exchange Rate (Note)

Financial assets

Monetary items
USD	$4,497,012	29.31	$3,518,408	30.554
EUR	80,269	37.82-37.89	135,214	41.56
JPY	10,086,700	0.3776-0.3777	21,799,356	0.3996
RMB	66,627	4.62	220,424	4.81
Non-monetary items
USD	345,383	29.31	135,950	30.554
HKD	429,815	3.78	697,902	3.92
Investments accounted for using equity method
USD	305,453	29.31	281,446	30.554

Financial liabilities

Monetary items
USD	1,919,805	29.31	1,743,088	30.554
EUR	86,661	37.82-37.89	135,963	41.56
JPY	30,796,781	0.3776-0.3777	23,521,541	0.3996
RMB	213,842	4.62	372,707	4.81

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

32.	PRE-DISCLOSURE OF THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

According to the Rule No. 0990004943 issued by the FSC on February 2, 2010, the Company is required to provide pre-disclosure regarding the adoption of the International Financial Reporting Standards (IFRSs) in the consolidated financial statements as follows.

a.

On May 14, 2009, the FSC announced the roadmap of IFRSs adoption for R.O.C. companies. Accordingly, starting 2013, companies with shares listed on the TWSE or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare the consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the IFRSs, International Accounting Standards (IASs), interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) and issued by the FSC. To comply with the aforementioned amendments, the Company established a taskforce to monitor and execute the IFRSs adoption plan. The important plan items, responsible divisions and plan progress are listed as follows.

Plan Item	Responsible Division	Plan Progress

1) Establish the IFRSs taskforce	Accounting division	Finished

2) Complete the identification of GAAP differences and impact	Accounting division, finance division and employee benefit and payroll section	Finished

3) Complete the identification of consolidated entities under IFRSs	Accounting division	Finished

4) Evaluate potential effect to business operations	Accounting division, finance division, employee benefit and payroll section and business system integration division	Finished

5) Complete the preliminary evaluation of resources and budget needed for IFRSs adoption	Accounting division and business system integration division	Finished

6) Set up a work plan for IFRSs adoption	Accounting division and business system integration division	Finished

7) Personnel training	Accounting division	Finished

8) Determine IFRSs accounting policies	Accounting division, finance division and employee benefit and payroll section	Finished

9) Develop financial statement template under IFRSs	Accounting division and finance division	Finished

(Continued)

4Plan Item	Responsible Division	Plan Progress

10) Complete evaluation, configuration and testing of the IT systems	Accounting division and business system integration division	Finished

11) Communicate with related departments on the impact of IFRSs adoption	Accounting division	Finished

12) Complete the preparation of opening balance sheet under IFRSs	Accounting division	Finished

13) Complete modification to the relevant internal controls	Accounting division and internal audit division	Finished

14) Prepare comparative financial information under IFRSs for 2012	Accounting division and finance division	In progress according to the plan

(Concluded)

b.	Exemptions from IFRS 1

IFRS 1, “First-time Adoption of International Financial Reporting Standards,” establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under IFRSs and retrospectively apply to those accounting policies in its opening balance sheet at the date of transition to IFRSs (January 1, 2012; the transition date); except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows:

1)

Business combinations.     The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations occurred before January 1, 2012. Therefore, in the opening balance sheet, the amount of goodwill generated from past business combinations remains the same compared with the one under R.O.C. GAAP as of December 31, 2011.

2)

Employee benefits.     The Company elected to recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012. In addition, the Company elected to apply the exemption disclosure requirement provided by IFRS 1, in which the amounts of present value of defined benefit obligations, the fair value of plan assets, the surplus or deficit in the plan and the experience adjustments are determined for each accounting period prospectively from the transition date.

3)

Share-based payment.     The Company elected to take the optional exemption from applying IFRS 2, “Share-based Payment,” retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

c.

As of September 30, 2012, based on the Company’s assessment, the significant differences between the Company’s current accounting policies under R.O.C. GAAP and the ones under IFRSs are stated as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$143,472,277	$-	$-	$143,472,277	Cash and cash equivalents
Financial assets at fair value through profit or loss	15,360	-	-	15,360	Financial assets at fair value through profit or loss
Available-for-sale financial assets	3,308,770	-	-	3,308,770	Available-for-sale financial assets
Held-to-maturity financial assets	3,825,680	-	-	3,825,680	Held-to-maturity financial assets
Receivables from related parties	185,764	-	-	185,764	Receivables from related parties
Notes and accounts receivable	46,321,240	-	(490,952)	45,830,288	Notes and accounts receivable
Allowance for doubtful receivables	(490,952)	-	490,952	-	-
Allowance for sales returns and others	(5,068,263)	-	5,068,263	-	-	a)
Other receivables from related parties	122,292	-	-	122,292	Other receivables from related parties
Other financial assets	617,142	-	-	617,142	Other financial assets
Inventories	24,840,582	-	-	24,840,582	Inventories
Deferred income tax assets	5,936,490	-	(5,936,490)	-	-	b)
Prepaid expenses and other current assets	2,174,014	-	-	2,174,014	Other current asset

Total current assets	225,260,396	-	(868,227)	224,392,169	Total current assets

Long-term investments
Investments accounted for using equity method	24,900,332	(13,401)	-	24,886,931	Investments accounted for using equity method	e)
Held-to-maturity financial assets	5,243,167	-	-	5,243,167	Held-to-maturity financial assets
Financial assets carried at cost	4,315,005	-	-	4,315,005	Financial assets carried at cost

Total long-term investments	34,458,504	(13,401)	-	34,445,103	Total long-term investments

Net property, plant and equipment	490,374,916	-	47,237	490,422,153	Property, plant and equipment	c)

Intangible assets	10,861,563	-	-	10,861,563	Intangible assets

Other assets
Deferred income tax assets	7,436,717	231,011	5,936,490	13,604,218	Deferred income tax assets	b), d)
Refundable deposits	4,518,863	-	-	4,518,863	Refundable deposits
Others	1,353,983	-	(47,237)	1,306,746	Others	c)

Total other assets	13,309,563	231,011	5,889,253	19,429,827	Total other assets

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

Current liabilities
Short-term loans	$25,926,528	$-	$-	$25,926,528	Short-term loans
Financial liabilities at fair value through profit or loss	13,742	-	-	13,742	Financial liabilities at fair value through profit or loss
Hedging derivative financial liabilities	232	-	-	232	Hedging derivative financial liabilities
Accounts payable	10,530,487	-	-	10,530,487	Accounts payable
Payables to related parties	1,328,521	-	-	1,328,521	Payables to related parties
Income tax payable	10,656,124	-	-	10,656,124	Income tax payable
Salary and bonus payable	6,148,499	-	-	6,148,499	Salary and bonus payable
Accrued profit sharing to employees and bonus to directors and supervisors	9,081,293	-	-	9,081,293	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	35,540,526	-	-	35,540,526	Payables to contractors and equipment suppliers

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Accrued expenses and other current liabilities	$13,218,235	$-	$-	$13,218,235	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	4,562,500	-	-	4,562,500	Current portion of bonds payable and long-term bank loans
-	-	-	5,068,263	5,068,263	Provisions	a)

Total current liabilities	117,006,687	-	5,068,263	122,074,950	Total current liabilities

Long-term liabilities
Bonds payable	18,000,000	-	-	18,000,000	Bonds payable
Long-term bank loans	1,587,500	-	-	1,587,500	Long-term bank loans
Obligations under capital leases	870,993	-	-	870,993	Obligations under capital leases

Total long-term liabilities	20,458,493	-	-	20,458,493	Total long-term liabilities

Other liabilities
Accrued pension cost	3,908,508	2,332,516	-	6,241,024	Accrued pension cost	d)
Guarantee deposits	443,983	-	-	443,983	Guarantee deposits
-	-	-	2,889	2,889	Provisions
Others	403,720	-	(2,889)	400,831	Others

Total other liabilities	4,756,211	2,332,516	-	7,088,727	Total other liabilities

Total liabilities	142,221,391	2,332,516	5,068,263	149,622,170	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,162,226	-	-	259,162,226	Capital stock

Capital surplus	55,846,357	(374,695)	-	55,471,662	Capital surplus	e)

Retained earnings	322,191,155	(1,726,828)	-	320,464,327	Retained earnings	d), e)

Others
Cumulative translation adjustments	(6,433,369)	5	-	(6,433,364)	Foreign currency translation reserve	e)
Unrealized gain (loss) on financial instruments	(1,172,855)	-	93	(1,172,762)	Unrealized gain (loss) from available-for-sales financial assets
-	-	-	(93)	(93)	Cash flow hedging reserve

	(7,606,224)	5	-	(7,606,219)

Equity attributable to shareholders of the parent	629,593,514	(2,101,518)	-	627,491,996	Equity attributable to shareholders of the parent
Minority interests	2,450,037	(13,388)	-	2,436,649	Noncontrolling interests

Total shareholders’ equity	632,043,551	(2,114,906)	-	629,928,645	Total shareholders’ equity

Total	$774,264,942	$217,610	$5,068,263	$779,550,815	Total

(Concluded)

2)	Reconciliation of consolidated balance sheet as of September 30, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Current assets
Cash and cash equivalents	$138,738,113	$ -	$-	$138,738,113	Cash and cash equivalents
Financial assets at fair value through profit or loss	58,690	-	-	58,690	Financial assets at fair value through profit or loss
Available-for-sale financial assets	2,067,730	-	-	2,067,730	Available-for-sale financial assets
Held-to-maturity financial assets	6,854,611	-	-	6,854,611	Held-to-maturity financial assets
Hedging derivative financial assets	28,189	-	-	28,189	Hedging derivative financial assets
Receivables from related parties	925,245	-	-	925,245	Receivables from related parties
Notes and accounts receivable	64,876,527	-	(489,590)	64,386,937	Notes and accounts receivable
Allowance for doubtful receivables	(489,590)	-	489,590	-	-
Allowance for sales returns and others	(6,900,184)	-	6,900,184	-	-	a)
Other receivables from related parties	157,144	-	-	157,144	Other receivables from related parties
Other financial assets	469,979	-	-	469,979	Other financial assets
Inventories	33,249,045	-	-	33,249,045	Inventories

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Deferred income tax assets	$2,650,432	$-	$(2,650,432)	$-	-	b)
Prepaid expenses and other current assets	2,639,414	-	-	2,639,414	Other current assets

Total current assets	245,325,345	-	4,249,752	249,575,097	Total current assets

Long-term investments
Investments accounted for using equity method	23,958,462	(51,304)	-	23,907,158	Investments accounted for using equity method	e)
Held-to-maturity financial assets	701,435	-	-	701,435	Held-to-maturity financial assets
Financial assets carried at cost	3,981,251	-	-	3,981,251	Financial assets carried at cost

Total long-term investments	28,641,148	(51,304)	-	28,589,844	Total long-term investments

Net property, plant and equipment	580,079,887	-	34,175	580,114,062	Property, plant and equipment	c)

Intangible assets	10,888,854	-	-	10,888,854	Intangible assets

Other assets
Deferred income tax assets	10,137,266	270,786	2,650,432	13,058,484	Deferred income tax assets	b), d)
Refundable deposits	2,331,966	-	-	2,331,966	Refundable deposits
Others	1,247,304	-	(34,175)	1,213,129	Others	c)

Total other assets	13,716,536	270,786	2,616,257	16,603,579	Total other assets

Total	$878,651,770	$219,482	$6,900,184	$885,771,436	Total

Current liabilities
Short-term loans	$29,749,650	$-	$-	$29,749,650	Short-term loans
Financial liabilities at fair value through profit or loss	20,013	-	-	20,013	Financial liabilities at fair value through profit or loss
Accounts payable	13,773,108	-	-	13,773,108	Accounts payable
Payables to related parties	783,253	-	-	783,253	Payables to related parties
Income tax payable	10,855,245	-	-	10,855,245	Income tax payable
Accrued profit sharing to employees and bonus to directors and supervisors	8,654,015	-	-	8,654,015	Accrued profit sharing to employees and bonus to directors and supervisors
Payables to contractors and equipment suppliers	32,785,881	-	-	32,785,881	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	22,306,318	-	-	22,306,318	Accrued expenses and other current liabilities
Current portion of bonds payable and long-term bank loans	125,000	-	-	125,000	Current portion of bonds payable and long-term bank loans
-	-	-	6,900,184	6,900,184	Provisions	a)

Total current liabilities	119,052,483	-	6,900,184	125,952,667	Total current liabilities

Long-term liabilities
Bonds payable	75,600,000	-	-	75,600,000	Bonds payable
Long-term bank loans	1,393,750	-	-	1,393,750	Long-term bank loans
Other long-term payable	54,000	-	-	54,000	Other long-term payable
Obligations under capital leases	737,034	-	-	737,034	Obligations under capital leases

Total long-term liabilities	77,784,784	-	-	77,784,784	Total long-term liabilities

Other liabilities
Accrued pension cost	3,955,056	2,278,222	-	6,233,278	Accrued pension cost	d)
Guarantee deposits	229,212	-	-	229,212	Guarantee deposits
-	-	-	3,619	3,619	Provisions
Others	484,178	-	(3,619)	480,559	Others

Total other liabilities	4,668,446	2,278,222	-	6,946,668	Total other liabilities

Total liabilities	201,505,713	2,278,222	6,900,184	210,684,119	Total liabilities

Equity attributable to shareholders of the parent
Capital stock	259,220,476	-	-	259,220,476	Capital stock

Capital surplus	56,074,435	(444,010)	-	55,630,425	Capital surplus	e)

Retained earnings	369,032,021	(1,601,756)	-	367,430,265	Retained earnings	d), e)

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Others
Cumulative translation adjustments	$(10,052,181)	$(59)	$-	$(10,052,240)	Foreign currency translation reserve	e)
Unrealized gain (loss) on financial instruments	268,440	-	(28,189)	240,251	Unrealized gain (loss) from available-for-sales financial assets
-	-	-	28,189	28,189	Cash flow hedging reserve

	(9,783,741)	(59)	-	(9,783,800)

Equity attributable to shareholders of the parent	674,543,191	(2,045,825)	-	672,497,366	Equity attributable to shareholders of the parent
Minority interests	2,602,866	(12,915)	-	2,589,951	Noncontrolling interests

Total shareholders’ equity	677,146,057	(2,058,740)	-	675,087,317	Total shareholders’ equity

Total	$878,651,770	$219,482	$6,900,184	$885,771,436	Total

(Concluded)

3)	Reconciliation of consolidated statement of comprehensive income for the nine months ended September 30, 2012

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Net sales	$374,943,954	$-	$356,461	$375,300,415	Net sales	f)
Cost of sales	193,167,804	(33,945)	-	193,133,859	Cost of sales	d)

Gross profit before affiliates elimination	181,776,150	33,945	356,461	182,166,556	Gross profit before affiliates elimination
Realized gross profit from affiliates	(129,569)	-	-	(129,569)	Realized profit from affiliates

Gross profit	181,646,581	33,945	356,461	182,036,987	Gross profit

Operating expenses
Research and development	29,897,315	(14,218)	-	29,883,097	Research and development	d)
General and administrative	13,505,479	(5,020)	-	13,500,459	General and administrative	d)
Marketing	3,441,269	(1,111)	-	3,440,158	Marketing	d)

Total operating expenses	46,844,063	(20,349)	-	46,823,714

-	-	-	(426,059)	(426,059)	Other operating gains and losses	f)

Income from operations	134,802,518	54,294	(69,598)	134,787,214	Income from operations

Non-operating income and gains
Equity in earnings of equity method investees, net	1,305,776	32,485	-	1,338,261	Equity in earnings of equity method investees, net	e)
Interest income	1,294,864	-	(1,294,864)	-	-	f)
Disposal of financial assets, net	449,060	-	(449,060)	-	-	f)
Settlement income	448,275	-	(448,275)	-	-	f)
Technical service income	356,461	-	(356,461)	-	-	f)
Foreign exchange gain, net	208,125	-	-	208,125	Foreign exchange gain, net
Valuation gain on financial instruments, net	43,842	-	(43,842)	-	-	f)
Gain on disposal of property, plant and equipment and other assets	21,749	-	(21,749)	-	-	f)
Others	481,489	-	(481,489)	-	-	f)
-	-	-	1,364,540	1,364,540	Other income	f)
-	-	(1,009)	(1,619,387)	(1,620,396)	Other gains and losses	e), f)

	4,609,641	31,476	(3,350,587)	1,290,530

Non-operating expenses and losses
Impairment of financial assets	2,748,616	-	(2,748,616)	-	-	f)
Interest expense	685,418	-	-	685,418	Finance cost
Impairment loss on idle assets	422,323	-	(422,323)	-	-	f)

(Continued)

		Effect of Transition to IFRSs
R.O.C. GAAP		Recognition and Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Note

Loss on disposal of property, plant and equipment	$21,486	$-	$(21,486)	$-	-	f)
Others	227,760	-	(227,760)	-	-	f)

	4,105,603	-	(3,420,185)	685,418

Income before income tax	135,306,556	85,770	-	135,392,326	Income before income tax
Income tax expense	10,827,255	(39,775)	-	10,787,480	Income tax expense	d)

Net income	$124,479,301	$125,545	$-	124,604,846	Net income

				(3,627,600)	Exchange differences on translating foreign operations
				28,421	Cash flow hedges
				1,376,863	Net valuation gain on available-for-sale financial assets
				68,461	Share of other comprehensive income of associates and joint venture

				(2,153,855)	Other comprehensive income for the period, net of tax effect

				$122,450,991	Total comprehensive income for the period

(Concluded)

4)	Notes to the reconciliation of the significant differences:

a)	Allowance for sales returns and others

Under R.O.C. GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience. Allowance for sales returns and others is recorded as a deduction in accounts receivable. Under IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions (classified under current liabilities) in accordance with IAS No. 37, “Provisions, Contingent Liabilities and Contingent Assets.”

As of September 30, 2012 and January 1, 2012, the amounts reclassified from allowance for sales returns and others to provisions were NT$6,900,184 thousand and NT$5,068,263 thousand, respectively.

b)	Classifications of deferred income tax asset/liability and valuation allowance

Under R.O.C. GAAP, a deferred tax asset and liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred income tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or non-current based on the expected length of time before it is realized or settled. Under IFRSs, a deferred tax asset and liability is classified as non-current asset or liability.

In addition, under R.O.C. GAAP, valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. In accordance with IAS No. 12, “Income Taxes,” deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and the valuation allowance account is no longer used.

As of September 30, 2012 and January 1, 2012, the amounts reclassified from deferred income tax assets to non-current assets were NT$2,650,432 thousand and NT$5,936,490 thousand, respectively.

c)	The classification of leased assets and idle assets

Under R.O.C. GAAP, leased assets and idle assets are classified under other assets. Under IFRSs, the aforementioned items are classified as property, plant and equipment according to their nature. Leased assets are mainly dormitories leased to employees and factories leased to suppliers. In accordance with IAS No. 40, “Investment Property,” the dormitories leased to employees are not classified as investment properties; factories leased to suppliers are not considered as investment properties since they cannot be sold separately and comprise only an insignificant portion of the plant.

As of September 30, 2012 and January 1, 2012, the amounts reclassified from leased assets and idle assets to property, plant and equipment were NT$34,175 thousand and NT$47,237 thousand, respectively.

d)	Employee benefits

The Company had previously applied an actuarial valuation on its defined benefit obligation and recognized the related pension cost and retirement benefit obligation in conformity with R.O.C. GAAP. Under IFRSs, the Company should carry out actuarial valuation on defined benefit obligation in accordance with IAS No. 19, “Employee Benefits.”

In addition, under R.O.C. GAAP, it is not allowed to recognize actuarial gains and losses from defined benefit plans directly to equity; instead, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of gains and losses. When using the corridor approach, actuarial gains and losses should be amortized over the expected average remaining working lives of the participating employees.

Under IAS No. 19, “Employee Benefits,” the Company elects to recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income. The subsequent reclassification to earnings is not permitted.

At the transition date, the Company performed the actuarial valuation under IAS No. 19, “Employee Benefits,” and recognized the valuation difference directly to retained earnings under the requirement of IFRS 1. As of September 30, 2012 and January 1, 2012, accrued pension cost was adjusted for an increase of NT$2,278,222 thousand and NT$2,332,516 thousand, respectively; deferred income tax assets were adjusted for an increase of NT$270,786 thousand and NT$231,011 thousand, respectively. Pension cost and income tax expense for the nine months ended September 30, 2012 were also adjusted for a decrease of NT$54,294 thousand and NT$39,775 thousand, respectively.

e)	Investments accounted for using the equity method

The Company has evaluated significant differences between current accounting policies and IFRSs for the Company’s associates and joint ventures accounted for using the equity method. The significant difference is mainly due to the adjustment to employee benefits.

In addition, if the investing company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage that results in a decrease in the investing company’s holding percentage in the investee, the resulting carrying amount of the investment in the investee differs from the amount of its share in the investee’s equity. Under R.O.C. GAAP, the investing company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus. Under IFRSs, such transaction is deemed a disposal and aforementioned difference is recognized in earnings accordingly.

As of September 30, 2012 and January 1, 2012, as a result of the differences mentioned above, investment accounted for using the equity method was adjusted for a decrease of NT$51,304 thousand and NT$13,401 thousand, respectively; cumulative translation adjustments was adjusted for a decrease of NT$59 thousand and an increase of NT$5 thousand, respectively; capital surplus was adjusted for a decrease of NT$444,010 thousand and NT$374,695 thousand, respectively. In addition, equity in earnings of equity method investees was adjusted for an increase of NT$32,485 thousand; other gains and losses was adjusted for a loss of NT$1,009 thousand due from the deemed disposal for the nine months ended September 30, 2012.

f)	The reclassification of line items in the consolidated statement of comprehensive income

In accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers before its amendment due to the adoption of IFRSs, income from operations in the consolidated income statement only includes net sales, cost of sales and operating expenses. Under IFRSs, based on the nature of operating transactions, technical service income is reclassified under net sales; rental revenue, depreciation of rental assets, net gain or loss on disposal of property, plant and equipment and other assets, and impairment loss on idle assets, are reclassified under other operating gains and losses, which are reflected in income from operations.

Under IFRSs, based on the nature of operating transactions, the Company reclassified technical service income of NT$356,461 thousand for the nine months ended September 30, 2012 to net sales, rental revenue of NT$338 thousand, net gain on disposal of property, plant and equipment and other assets of NT$263 thousand, other income of NT$886 thousand, depreciation of rental assets of NT$5,223 thousand and impairment loss on idle assets of NT$422,323 thousand to other operating gains and losses. In addition, interest income of NT$1,294,864 thousand and dividend income of NT$69,676 thousand were also reclassified to other income; settlement income of NT$448,275 thousand, net gain of disposal of financial assets of NT$449,060 thousand, net valuation gain on financial instruments of NT$43,842 thousand, others of NT$410,589 thousand (under non-operating income and gains), impairment of financial assets of NT$2,748,616 thousand as well as others of NT$222,537 thousand (under non-operating expenses and losses) were reclassified to other gains and losses for the nine months ended September 30, 2012.

d.

The Company’s aforementioned assessment is based on the 2010 version of IFRSs translated by ARDF and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers issued by FSC on December 22, 2011. However, the assessment result may be impacted as FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs. Actual results may differ from these assessments.

33.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;

j.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee:     Please see Table 8 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports:    Please see Table 9 attached.

k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.

34.	OPERATING SEGMENTS INFORMATION

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, and providing SoC (System on Chip) design and also engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segments information was as follows:

	Foundry	Others	Elimination	Total

Nine months ended September 30, 2012

Sales from external customers	$374,867,846	$76,108	$-	$374,943,954
Sales among intersegments	-	6,967	(6,967)	-
Operating profit (loss)	136,723,313	(1,920,795)	-	134,802,518

Nine months ended September 30, 2011

Sales from external customers	318,125,953	4,243,525	-	322,369,478
Sales among intersegments	1,588,601	6,224	(1,594,825)	-
Operating profit (loss)	109,734,169	(1,106,808)	-	108,627,361

35.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the management on October 23, 2012.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

															Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits (Note 3)
No.	Financing Company	Counter- party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousands) (Note 4)		Ending Balance (US$ in Thousands) (Note 4)		Amount Actually Drawn (US$ in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Item	Value

1	TSMC Partners	TSMC China	Other receivables from related parties	$ (US$	7,327,500 250,000)	$ (US$	7,327,500 250,000)	$ (US$	5,275,800 180,000)	0.25%-0.26%	The need for short-term financing	$-	Purchase equipment	$-	-	$-	$38,059,496 (Note 1)	$38,059,496
		TSMC Solar	Other receivables from related parties	(US$	1,172,400 40,000)		-		-	-	The need for short-term financing	-	Operating capital	-	-	-	15,223,798 (Note 1)	38,059,496
		TSMC SSL	Other receivables from related parties	(US$	879,300 30,000)	(US$	879,300 30,000)		-	-	The need for short-term financing	-	Operating capital	-	-	-	15,223,798 (Note 1)	38,059,496
2	TSMC Development	TSMC Solar	Other receivables from related parties	(US$	2,344,800 80,000)	(US$	2,344,800 80,000)	(US$	1,099,125 37,500)	0.21%	The need for short-term financing	-	Operating capital	-	-	-	5,111,393 (Notes 1 and 5)	12,778,483 (Note 5)
3	TSMC Global	TSMC	Other receivables from related parties	(US$	5,862,000 200,000)		-		-	-	The need for short-term financing	-	Support the parent company’s short-term operation requirement	-	-	-	43,089,715 (Note 2)	43,089,715

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners and TSMC Development, respectively. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions. The restriction of thirty percent (30%) of the borrower’s net worth will not apply to subsidiaries whose voting shares are 90% or more owned, directly or indirectly, by TSMC. However, financing limits for those subsidiaries shall be no more than forty percent (40%) of the lender’s net worth.

Note 2:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. TSMC or offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions.

Note 3:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners, TSMC Development and TSMC Global, respectively.

Note 4:	The maximum balance for the period and ending balance represents the amounts approved by Board of Directors.

Note 5:	The amount was determined based on the reviewed financial statements in accordance with local accounting principles.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				September 30, 2012				Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	Nan Ya Plastics Corporation	-	Held-to-maturity financial assets	-	$ 1,099,841	N/A	$ 1,111,222
	China Steel Corporation	-	〃	-	301,865	N/A	303,185

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	1,508,122	1,624,700	5	1,624,700
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	43,089,715	100	43,089,715
	TSMC Partners	Subsidiary	〃	988,268	38,058,989	100	38,059,496
	VIS	Investee accounted for using equity method	〃	628,223	9,161,979	41	11,370,845
	TSMC Solar	Subsidiary	〃	1,118,000	8,045,131	99	8,032,665
	SSMC	Investee accounted for using equity method	〃	314	6,253,232	39	6,039,249
	TSMC North America	Subsidiary	〃	11,000	3,164,974	100	3,164,974
	TSMC SSL	Subsidiary	〃	430,400	2,822,776	95	2,822,776
	Xintec	Investee with a controlling financial interest	〃	94,950	1,573,654	40	1,573,654
	GUC	Investee accounted for using equity method	〃	46,688	1,177,159	35	5,439,136
	TSMC Europe	Subsidiary	〃	-	223,125	100	223,125
	TSMC Japan	Subsidiary	〃	6	160,799	100	160,799
	TSMC Korea	Subsidiary	〃	80	24,805	100	24,805
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	19,300	193,584	10	359,925
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	105,000	7	337,945
	W.K. Technology Fund IV	-	〃	4,000	40,000	2	35,545

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-	89,916	12	89,916
	Crimson Asia Capital	-	〃	-	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	-	16,309,653	100	16,332,387
	VTAF III	Subsidiary	〃	-	1,056,641	50	1,034,689
	VTAF II	Subsidiary	〃	-	654,685	98	648,615
	Emerging Alliance	Subsidiary	〃	-	169,756	99	169,756
	TSMC GN	Subsidiary	〃	-	71,723	100	71,723

TSMC Solar	Stock
	Motech	Investee accounted for using equity method	Investments accounted for using equity method	87,480	4,452,514	20	2,975,843
	TSMC Solar Europe	Subsidiary	〃	-	100,243	100	100,243
	TSMC Solar NA	Subsidiary	〃	1	(736)	100	(736)

	Capital
	VTAF III	Investee accounted for using equity method	Investments accounted for using equity method	-	1,627,669	49	1,627,669

(Continued)

				September 30, 2012						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)

TSMC SSL	Stock
	TSMC Lighting NA	Subsidiary	Investments accounted for using equity method	1		$2,890	100		$2,890

TSMC GN	Stock
	TSMC Solar	Investee accounted for using equity method	Investments accounted for using equity method	4,302		30,909	-		30,909

	TSMC SSL	Investee accounted for using equity method	〃	4,680		30,691	1		30,691

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	-	Held-to-maturity financial assets	-	US$	19,995	N/A	US$	20,046

	Stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	581,920	100	US$	581,920

	VisEra Holding Company	Investee accounted for using equity method	〃	43,000	US$	99,406	49	US$	99,406
	TSMC Technology	Subsidiary	〃	1	US$	11,532	100	US$	11,532
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	〃	14,153	US$	8,672	97	US$	8,672
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	〃	787	US$	6,336	97	US$	6,336
	TSMC Canada	Subsidiary	〃	2,300	US$	4,554	100	US$	4,554
	Mcube Inc.	Investee accounted for using equity method	〃	6,333		-	25		-

	Fund
	Shanghai Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	6	US$	5,000

TSMC North America	Stock
	Spansion Inc.	-	Available-for-sale financial assets	270	US$	3,216	-	US$	3,216

TSMC Development	Corporate bond
	GE Capital Corp.	-	Held-to-maturity financial assets	-	US$	19,993	N/A	US$	20,046
	JP Morgan Chase & Co.	-	〃	-	US$	15,000	N/A	US$	15,006

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	290,054	100	US$	290,054

Emerging Alliance	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	46	US$	286	-	US$	286
	Global Investment Holding Inc.	-	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	-	〃	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	Next IO, Inc.	-	Financial assets carried at cost	8	US$	500	-	US$	500
	QST Holdings, LLC	-	〃	-	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	-		-	7		-

VTAF II	Common stock
	Audience, Inc.	-	Available-for-sale financial assets	319	US$	1,976	2	US$	1,976
	Sentelic	-	Financial assets carried at cost	1,806	US$	2,607	9	US$	2,607
	Aether Systems, Inc.	-	〃	1,800	US$	1,701	23	US$	1,701
	RichWave Technology Corp.	-	〃	1,267	US$	1,036	3	US$	1,036

(Continued)

				September 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)	Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)	Note

VTAF II	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	2,890	US$ 2,168	4	US$ 2,168
	Aquantia	-	〃	4,556	US$ 4,316	2	US$ 4,316
	Cresta Technology Corporation	-	〃	92	US$ 28	-	US$ 28
	Impinj, Inc.	-	〃	711	US$ 1,100	-	US$ 1,100
	Next IO, Inc.	-	〃	179	US$ 1,219	1	US$ 1,219
	Power Analog Microelectronics	-	〃	7,330	US$ 3,483	21	US$ 3,483
	QST Holdings, LLC	-	〃	-	US$ 593	13	US$ 593

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	-	-	31	-

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	14,168	US$ 1,373	58	US$ 1,373
	InvenSense, Inc.	-	Available-for-sale financial assets	93	US$ 1,115	-	US$ 1,115
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$ 315	6	US$ 315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	7,522	US$ 9,379	3	US$ 9,379
	GTBF, Inc.	-	〃	1,154	US$ 1,500	N/A	US$ 1,500
	LiquidLeds Lighting Corp.	-	〃	1,600	US$ 800	11	US$ 800
	Neoconix, Inc.	-	〃	4,031	US$ 4,810	4	US$ 4,810
	Powervation, Ltd.	-	〃	449	US$ 7,030	16	US$ 7,030
	Stion Corp.	-	〃	8,152	US$ 55,474	17	US$ 55,474
	Tilera, Inc.	-	〃	3,890	US$ 3,025	2	US$ 3,025
	Validity Sensors, Inc.	-	〃	9,340	US$ 3,456	4	US$ 3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	-	US$ 424	100	US$ 424
	VTA Holdings	Subsidiary	〃	-	-	62	-

Growth Fund	Common stock
	Veebeam	-	Financial assets carried at cost	10	US$ 25	-	US$ 25

ISDF	Common stock
	Integrated Memory Logic, Inc.	-	Available-for-sale financial assets	1,402	US$ 4,772	2	US$ 4,772
	Memsic, Inc.	-	〃	1,286	US$ 2,044	5	US$ 2,044

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$ 497	2	US$ 497

ISDF II	Common stock
	Memsic, Inc.	-	Available-for-sale financial assets	1,072	US$ 1,705	4	US$ 1,705
	Alchip Technologies Limited	-	Financial assets carried at cost	7,520	US$ 3,664	14	US$ 3,664
	Sonics, Inc.	-	〃	278	US$ 10	3	US$ 10
	Goyatek Technology, Corp.	-	〃	745	US$ 163	6	US$ 163
	Auden Technology MFG. Co., Ltd.	-	〃	1,049	US$ 223	3	US$ 223

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	264	US$ 455	3	US$ 455
								(Continued)

				September 30, 2012
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Market Value or Net Asset Value (Foreign Currencies in Thousands)		Note

Xintec	Capital
	Compositech Ltd.	-	Financial assets carried at cost	587		$-	3		$-

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	2,554	100	EUR	2,554

TSMC Global	Corporate bond
	Aust + Nz Banking Group	-	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,041
	Commonwealth Bank of Australia	-	〃	25,000	US$	25,000	N/A	US$	24,871
	Commonwealth Bank of Australia	-	〃	25,000	US$	25,000	N/A	US$	24,935
	Deutsche Bank AG London	-	〃	20,000	US$	19,970	N/A	US$	20,085
	JP Morgan Chase + Co.	-	〃	35,000	US$	35,016	N/A	US$	35,108
	Westpac Banking Corp.	-	〃	25,000	US$	25,000	N/A	US$	24,972
	Westpac Banking Corp. 12/12 Frn	-	〃	5,000	US$	5,000	N/A	US$	5,003

(Concluded)

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance (Note 2)
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares/ Units (In Thousands)	Amount (US$ in Thousands)	Shares/ Units (In Thousands)	Amount (US$ in Thousands)	Shares/ Units (In Thousands)	Amount (US$ in Thousands)	Carrying Value (US$ in Thousands)	Gain/ Loss on Disposal (US$ in Thousands)	Shares/ Units (In Thousands)	Amount (US$ in Thousands)

TSMC	Stock
	Semiconductor Manufacturing International Corporation	Available-for-sale financial assets	-	-	1,789,493	$2,617,134	-	$-	281,371	$314,159	$276,236	$37,923	1,508,122	$1,624,700
	TSMC SSL	Investments accounted for using equity method	-	Subsidiary	227,000	1,746,893	203,400	2,034,000	-	-	-	-	430,400	2,822,776

	Capital
	TSMC GN	Investments accounted for using equity method	-	Subsidiary	-	-	-	100,000	-	-	-	-	-	71,723

VTAF III	Stock
	InvenSense, Inc.	Available-for-sale financial assets	-	-	796	US$ 7,932	-	-	703	US$ 7,460	US$ 861	US$ 6,599	93	US$ 1,115

Note 1:	The data for marketable securities disposed exclude bonds maturities.

Note 2:	The ending balance includes translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investments accounted for using equity method.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	February 7, 2012 to September 27, 2012	$150,713	By the construction progress	MandarTech Interiors Inc.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 7, 2012 to September 27, 2012	124,159	By the construction progress	I Domain Industrial Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to September 26, 2012	3,614,272	By the construction progress	Da Cin Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 13, 2012 to September 27, 2012	1,481,350	By the construction progress	Fu Tsu Construction Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to September 27, 2012	1,943,723	By the construction progress	China Steel Structure Co., Ltd.	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	March 19, 2012 to July 27, 2012	185,115	By the construction progress	Toko Steel Structure Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	May 28, 2012 to September 27, 2012	279,434	By the construction progress	Tasa Construction Corporation	-	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (US$ in Thousands)	% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (US$ in Thousands)	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$ 238,620,510	63	Net 30 days after invoice date	-	-	$ 43,302,832	67
	GUC	Investee accounted for using equity method	Sales	3,653,307	1	Net 30 days after monthly closing	-	-	818,780	1
	VIS	Investee accounted for using equity method	Sales	139,247	-	Net 30 days after monthly closing	-	-	-	-
	TSMC China	Subsidiary	Purchases	11,401,736	26	Net 30 days after monthly closing	-	-	(1,593,552)	10
	WaferTech	Indirect subsidiary	Purchases	6,009,695	14	Net 30 days after monthly closing	-	-	(716,484)	4
	VIS	Investee accounted for using equity method	Purchases	3,295,850	8	Net 30 days after monthly closing	-	-	(382,552)	2
	SSMC	Investee accounted for using equity method	Purchases	2,759,305	6	Net 30 days after monthly closing	-	-	(377,033)	2

TSMC North America	GUC	Investee accounted for using equity method by TSMC	Sales	415,797 (US$ 13,989)	-	Net 30 days after invoice date	-	-	34,139 (US$ 1,165)	-
	Mcube Inc.	Investee accounted for using equity method by TSMC	Sales	123,926 (US$ 4,169)	-	Net 60 days after invoice date	-	-	71,948 (US$ 2,455)	-

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	950,178	40	Net 30 days after monthly closing	-	-	242,205	42

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (US$ in Thousands)	Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$ 43,381,075	39	$16,828,556	-	$ 17,035,623	$ -
	GUC	Investee accounted for using equity method	818,780	35	-	-	-	-
	VIS	Investee accounted for using equity method	102,169	(Note 2)	-	-	-	-

TSMC Partners	TSMC China	The same parent company	5,298,835 (US$ 180,786)	(Note 2)	-	-	-	-

TSMC Development	TSMC Solar	The same parent company	1,099,157 (US$ 37,501)	(Note 2)	-	-	-	-

Xintec	OmniVision	Parent company of director (represented for Xintec)	242,205	70	-	-	-	-

TSMC Technology	TSMC	Parent company	169,554 (US$ 5,785)	(Note 2)	-	-	-	-

WaferTech	TSMC	Parent company	716,484 (US$ 24,445)	26	-	-	-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2012			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2012 (Foreign Currencies in Thousands)	December 31, 2011 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$43,089,715	$418,578	$418,578	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	38,058,989	4,276,782	4,276,275	Subsidiary
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	18,939,667	18,939,667	-	100	16,309,653	3,342,620	3,360,919	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	41	9,161,979	1,591,018	475,957	Investee accounted for using equity method
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	8,045,131	(1,992,115)	(2,039,091)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,253,232	3,389,373	1,314,751	Investee accounted for using equity method
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,164,974	254,278	254,278	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	4,304,000	2,270,000	430,400	95	2,822,776	(1,035,798)	(988,095)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,573,654	(30,286)	(25,126)	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,177,159	479,412	161,700	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,891,163	2,074,155	-	50	1,056,641	139,456	141,658	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	821,890	949,267	-	98	654,685	53,204	52,140	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	-	100	223,125	25,780	25,780	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	860,889	892,855	-	99	169,756	(7,667)	(7,628)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	160,799	4,193	4,193	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	100,000	-	-	100	71,723	(16,617)	(16,617)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	24,805	1,169	1,169	Subsidiary

TSMC Solar	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	4,452,514	(3,995,140)	Note 2	Investee accounted for using equity method
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,800,466	1,795,131	-	49	1,627,669	139,456	Note 2	Investee accounted for using equity method
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	411,032	411,032	-	100	100,243	(97,325)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	147,686	147,686	1	100	(736)	(51,960)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2012				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Equity in the Earnings (Losses) (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2012 (Foreign Currencies in Thousands)		December 31, 2011 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products		$3,133		$3,133	1	100		$2,890		$(7)	Note 2	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	581,920	US$	121,886	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	99,406	US$	20,894	Note 2	Investee accounted for using equity method
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	11,532	US$	917	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	14,153	US$	14,153	14,153	97	US$	8,672	US$	(105)	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	787	US$	787	787	97	US$	6,336	US$	2,508	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	4,554	US$	317	Note 2	Subsidiary
	Mcube Inc.	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,800	US$	1,800	6,333	25		-	US$	(9,715)	Note 2	Investee accounted for using equity method

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	280,000	US$	280,000	293,640	100	US$	290,054	US$	120,398	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	4,718	US$	3,937	14,168	58	US$	1,373	US$	(981)	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,830	US$	1,830	-	100	US$	424	US$	(86)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	62		-		-	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	31		-		-	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	7		-		-	Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	EUR	9,900	EUR	9,900	1	100	EUR	2,554	EUR	(2,548)	Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		43,022		-	4,302	-		30,909		(1,992,115)	Note 2	Investee accounted for using equity method
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		46,825		-	4,680	1		30,691		(1,035,798)	Note 2	Investee accounted for using equity method

Note 1:	Equity in earnings/losses of investees includes the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

(Concluded)

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2012 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2012 (US$ in Thousands)		Percentage of Ownership	Equity in the Earnings (Losses)	Carrying Value as of September 30, 2012 (US$ in Thousands)		Accumulated Inward Remittance of Earnings as of September 30, 2012
							Outflow	Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		$18,939,667 (RMB 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	100%	$3,360,919 (Note 3)		$16,309,653	$-

Shanghai Walden Venture Capital Enterprise	Investing in new start-up technology companies	(US$	2,324,062 78,791)	(Note 2)	(US$	147,485 5,000)	-	-	(US$	147,485 5,000)	6%	(Note 4)	(US$	146,550 5,000)	-

Accumulated Investment in Mainland China as of September 30, 2012 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment (US$ in Thousands)
$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)	$ (US$	19,087,152 601,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:	TSMC indirectly invested in China company through third region, TSMC Partners.

Note 3:	Amount was recognized based on the reviewed financial statements.

Note 4:	TSMC Partners invested in financial assets carried at cost, equity in the earnings from which was not recognized.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A.	For the nine months ended September 30, 2012

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$238,620,510	-	63%
				Receivables from related parties	43,302,832	-	5%
				Other receivables from related parties	78,243	-	-
				Payables to related parties	28,495	-	-
		TSMC China	1	Sales	2,204	-	-
				Purchase	11,401,736	-	3%
				Marketing expenses - commission	52,033	-	-
				Disposal of property, plant and equipment	45,982	-	-
				Purchase of property, plant and equipment	68,455	-	-
				Loss on disposal of property, plant and equipment, net	14,025	-	-
				Payables to related parties	1,593,552	-	-
				Deferred credits	12,532	-	-
		TSMC Japan	1	Marketing expenses - commission	211,785	-	-
				Payables to related parties	23,425	-	-
		TSMC Europe	1	Marketing expenses - commission	253,956	-	-
				Research and development expenses	37,138	-	-
				Payables to related parties	36,630	-	-
		TSMC Korea	1	Marketing expenses - commission	16,399	-	-
				Payables to related parties	1,143	-	-
		TSMC Technology	1	Research and development expenses	549,422	-	-
				Payables to related parties	169,554	-	-
		WaferTech	1	Sales	12,372	-	-
				Purchases	6,009,695	-	2%
				Other receivables from related parties	1,403	-	-
				Payables to related parties	716,484	-	-
		TSMC Canada	1	Research and development expenses	159,156	-	-
				Payables to related parties	14,003	-	-
		Xintec	1	Manufacturing expenses	126,170	-	-
				Research and development expenses	3,224	-	-
				Miscellaneous revenue	1,042	-	-
				Payables to related parties	34,932	-	-
		TSMC SSL	1	Miscellaneous revenue	4,725	-	-
				Other receivables from related parties	1,741	-	-

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC Solar	1	General and administrative expenses	$1,539	-	-
				Purchases of property, plant and equipment	6,737	-	-
				Miscellaneous revenue	4,725	-	-
				Other receivables from related parties	1,741	-	-
				Payables to related parties	4,065	-	-
		TSMC Global	1	Interest expenses	4,870	-	-
1	TSMC Partners	TSMC China	3	Other receivables from related parties	5,298,835	-	1%
				Interest income	13,925	-	-
		TSMC Solar	3	Interest income	2,570	-	-
2	TSMC Solar	TSMC Solar Europe GmbH	1	Sales	7,633	-	-
				Receivables from related parties	2,648	-	-
		TSMC Solar NA	1	Sales	2,310	-	-
				Receivables from related parties	2,257	-	-
		TSMC Development	3	Other payable to related parties	1,099,157	-	-
3	TSMC Development	WaferTech	3	Other receivables from related parties	42,552	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
	No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Continued)

B.	For the nine months ended September 30, 2011

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$175,631,354	-	54%
				Receivables from related parties	28,158,589	-	4%
				Other receivables from related parties	22,451	-	-
				Payables to related parties	18,988	-	-
		TSMC China	1	Sales	5,412	-	-
				Purchases	7,576,707	-	2%
				Marketing expenses - commission	48,001	-	-
				Sales of property, plant and equipment	2,691,880	-	1%
				Purchases of property, plant and equipment	70,491	-	-
				Gain on disposal of property, plant and equipment	99,662	-	-
				Other receivables from related parties	1,318,300	-	-
				Payables to related parties	878,485	-	-
				Other assets	9,048	-	-
		TSMC Japan	1	Marketing expenses - commission	204,379	-	-
				Payables to related parties	59,130	-	-
		TSMC Europe	1	Marketing expenses - commission	278,938	-	-
				Research and development expenses	32,781	-	-
				Payables to related parties	39,913	-	-
		TSMC Korea	1	Marketing expenses - commission	15,239	-	-
				Payables to related parties	1,407	-	-
		GUC (Note 3)	1	Sales	1,158,302	-	-
				Research and development expenses	5,718	-	-
		TSMC Technology	1	Research and development expenses	379,328	-	-
				Payables to related parties	86,055	-	-
		WaferTech	1	Sales	12,690	-	-
				Purchases	5,753,541	-	2%
				Sales of property, plant and equipment	72,880	-	-
				Gain on disposal of property, plant and equipment	1,463	-	-
				Other receivables from related parties	10,058	-	-
				Payables to related parties	657,374	-	-
		TSMC Canada	1	Research and development expenses	134,611	-	-
				Payables to related parties	17,865	-	-
		Xintec	1	Purchases	1,732	-	-
				Research and development expenses	5,868	-	-
				Manufacturing overhead	234,394	-	-
				Payables to related parties	41,917	-	-
		TSMC Solar Europe GmbH	1	Sales	148,898	-	-
		TSMC Solar	1	Other receivables from related parties	5,754	-	-
		TSMC Global	1	Interest expenses	19,771	-	-
				Other payables to related parties	10,693,900	-	1%
				Interest payable	20,398	-	-

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Total Gross Sales or Total Assets
1	GUC (Note 3)	TSMC North America	3	Purchases	$296,462	-	-
				Manufacturing overhead	120,408	-	-
		GUC-NA	3	Operating expenses	61,369	-	-
				Manufacturing overhead	30,583	-	-
		GUC-Japan	3	Operating expenses	21,826	-	-
		GUC-Shanghai	3	Operating expenses	8,568	-	-
2	TSMC Partners	TSMC China	3	Long-term receivables from related parties	7,653,143	-	1%
		TSMC Solar	3	Other receivables from related parties	168,047	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
	No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

Note 3:	The Company has no controlling interest over the financial, operating and personnel hiring policy decisions of GUC and its subsidiaries since July 2011. As a result, GUC and its subsidiaries are no longer consolidated and are accounted for using the equity method.

(Concluded)